FORM 6-K


05004804


RECD S.E.C.
FEB 15 2005
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 2-1-05

For the month of **FEBRUARY** **2005**

Commission File Number **000-23464**

Hummingbird Ltd.

(Translation of registrant's name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ______ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______

DOCUMENT INDEX

Document

1. Hummingbird Ltd. – 2004 Annual Report
2. Hummingbird Ltd. Brochure sent with the Annual Report

Document 1



Hummingbird

Transforming Information into Intelligence

Hummingbird 2004 Annual Report

DoD 5015.2 > UK PRO > MoReq > ISO EFOIA Deal Management > Risk Management > Basel Capital Accord (Basel II) > M&A Pitch

Integrated Practice Support > Matter-Centric Portal > Case Management > Critical Dates Management > Records Management > E-mail

Section 508 > HIPAA > PIPEDA > E-Sign Act > GPEA > Claims Processing > Sarbanes-Oxley > Contract Management > Correspondence

DoD 5015.2 > UK PRO > MoReq > ISO EFOIA Deal Management > Risk Management > Basel Capital Accord (Basel II) > M&A Pitch

Company Profile

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a global company that designs, manufactures and markets enterprise content management (ECM) solutions. Our flagship offering, Hummingbird Enterprise,™ is an integrated platform of modular and interoperable technologies comprised of document, knowledge and records management, collaboration, search, retrieval, business intelligence, data integration, portal, and connectivity.

Founded in 1984, Hummingbird employs 1430 people and serves more than 33,000 customers, including 90% of the Fortune 500. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers.

Financial Highlights

Years ended September 30 (U.S. GAAP; thousands of U.S. dollars, except share data)

Operating Results	2004	2003	2002
Sales	220,224	192,583	180,400
Net Income (Loss)	6,871	3,720	(2,914)
Diluted Earnings (Loss) Per Share	0.39	0.21	(0.16)
Adjusted Net Income*	24,748	21,787	21,056
Adjusted Net Income Per Share*	1.40	1.22	1.14
Financial Position			
Cash and Short-term Investments	130,486	104,008	119,724
Working Capital	104,098	88,520	124,780
Shareholders' Equity	265,920	261,527	272,484
Total Assets	371,650	365,790	349,583
Key Ratios			
Current Ratio	2.1	2.1	2.9
Return on Sales**	11.2%	11.3%	11.7%

* *Adjusted Net Income excludes amortization of intangibles, in-process research and development expense, restructuring and other charges, and previously unrecognized investment tax credits and deferred income tax rate adjustments, all net of related taxes. The reconciliation to Net Income (Loss) may be found in the financial results press releases available on the Company's website — www.hummingbird.com.*

** *Adjusted Net Income as a percentage of Sales.*

Table of Contents



Fred Sorkin
Chairman of the Board of Directors

Message to Shareholders



Barry Litwin
President and Chief Executive Officer

Dear Shareholders,

2004 was especially significant for Hummingbird as we marked our 20th anniversary. From the day we founded the firm in 1984 we have experienced unparalleled success, growth and change. We have reached a special milestone that not too many companies in our peer group have attained. During the past 20 years Hummingbird has demonstrated a continuous record of innovation and market leadership while providing prudent and responsible fiscal management that has historically provided the strong fundamentals that Hummingbird shareholders have come to expect.

In the early 1990's, Hummingbird concentrated on products that allow companies to connect to and access data on corporate computers. We were early to market and grew to dominate most segments of this market space.

Our record of innovation continued with the diversification of our business. Our corporate mission evolved from our initial focus on connectivity software to extending our business to Enterprise Content Management software. Our investments in this rapidly growing market segment are paying dividends. Since we launched Hummingbird Enterprise we have demonstrated continuous growth and market leadership in the Enterprise Content Management market segment. Today, nearly 70% of our revenues are derived from Enterprise Content Management solutions and we are a recognized market leader. The balance of our revenues come from our Connectivity solutions, which have continued to remain stable.

Hummingbird is poised for yet another 20 years of innovation and market leadership. We have staked out Enterprise Content Management solutions as our strategic direction. Our investments will focus on market driven, customer focused and partner-centric strategies that result in the delivery of high value and repeatable line of business Enterprise Content Management solutions. Our business philosophy is to be relentlessly market driven and value based. We have an enviable track record of balanced growth while delivering positive earnings.

During the past year, we faced accelerated technological change and an increasingly competitive and consolidated global Enterprise Content Management industry. At the same time our market continues to grow in importance as demand for integrated content life cycle management solutions is accelerating, driven by customer initiatives to improve efficiency and meet regulatory compliance objectives. The continuous proliferation of electronic content such as e-mail, office documents, digital assets and web content necessitate more rigorous and systematic processes to capture, manage, preserve and leverage intellectual content. Our mission is to help our customers maximize value from their intellectual content by providing easy to use yet scalable Enterprise Content Management solutions that streamline critical business functions, reduce administrative costs and mitigate risk.

Because of the mission critical nature of these solutions, customers are looking to vendors that can provide single point support for these solutions and who have the resources and financial assets to remain a viable supplier. We are proud to say that some of the largest global organizations around the world rely on Hummingbird Enterprise to store and access their enterprise content. Hummingbird has proven that its strategic course is engendering customer loyalty and confidence in our ability to execute, continue to innovate and accelerate growth in the enterprise content management market segment. There is an old maxim — "time favors incumbents". We have a deeply rooted tradition of innovation, growth and profitability. We intend to preserve these values and continue to earn the confidence of our customers, partners, employees and shareholders.

Above all however, the engine of our business is the dedication, innovation and loyalty of our 1,430 employees worldwide. Hummingbird is more than just a company, it is a community of diverse individuals with a wide range of skills and backgrounds that makes us unique in this market. Hummingbird prides itself in fostering a culture of diversity and creativity and we are immensely proud of the contributions of each of our employees in delivering innovative products and services for our customers. Our success is also attributed to our global network of valued partners who extend the value of Hummingbird Enterprise with innovative solutions. We also extend our appreciation and gratitude to our thousands of customers globally who continue to have confidence in our capabilities, products, and solutions. We recognize that our customers have choices in an intensely competitive market. Our response is an unmatched commitment to the success of our customers and to deepening these relationships by helping our customers compete more effectively in their own markets.

In October of 2004, we announced the succession of Barry Litwin as the President and Chief Executive Officer of Hummingbird from his previous position of President and Secretary. At the same time, we announced that Fred Sorkin would continue on as Chairman of the Board. This succession appropriately took place on the anniversary of our founding of Hummingbird 20 years ago, and marks another milestone event for our organization.

Our success in the future will be based on the solid foundation we have established in the first 20 years. We will remain judicious in managing the Company's assets and financial resources to build upon our long track record of generating revenue growth, profitability, and shareholder value.

We thank you for your continued support and investment in Hummingbird.





Fred Sorkin
Chairman of the Board of Directors

Barry Litwin
President and Chief Executive Officer

February 2005



Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview

This MD&A is dated October 21, 2004 and should be read in conjunction with the Company's September 30, 2004 annual audited consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP"). The consolidated U.S. and Canadian GAAP financial statements are included in the Annual Report to Shareholders.

The Company is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. Our solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Our ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. Our host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Our products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Acquisition History

There were no acquisitions in fiscal 2004, however as described below, two contingent payments were made with respect to the 2003 acquisitions.

In fiscal 2003, the Company completed four acquisitions, as follows.

On July 1, 2003, the Company acquired all of the issued and outstanding shares of Valid Information Systems Limited ("Valid"). Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom. The Company paid $17.7 million in total consideration for Valid, including transaction costs, integration costs and retention money. In addition, during fiscal 2004 the Company made a contingent payment of $3.7 million based on the agreed upon financial performance in calendar year 2004, and may be required to make a further contingent payment, in cash, of up to $11.5 million based on the agreed upon financial performance of Valid in the fiscal year of 2005. This and any future contingent payment in connection with this acquisition will be accounted for as goodwill.

On June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee"). Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies. Under the terms of the acquisition, the Company paid cash of $6.1 million in total consideration for Kramer Lee, including transaction and integration costs. In addition, the Company may be required to make a contingent payment, in cash, to Kramer Lee of up to $0.4 million, based on the agreed upon financial performance subsequent to the acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill.

On March 26, 2003, the Company acquired all of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation"). Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. The Company paid $9.4 million in total consideration for Dispro/Key Automation, including transaction costs and integration costs.

On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY"). LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The Company paid $4.6 million in total consideration for LegalKEY, including transaction costs and integration costs. In addition, during fiscal 2004 the Company made a contingent payment of $0.8 million based on the agreed upon financial performance in the calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $0.8 million subject to interest accrued annually at 1.5 % based on the agreed upon financial performance in the calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill.

These acquisitions were accounted for as purchase transactions in accordance with the Statement of Financial Accounting Standards 141 for U.S. GAAP purposes and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the dates of the acquisition. The results of operations have been included in the Company's financial statements subsequent to the dates of acquisition. Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. and Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. The Company regularly evaluates its estimates and assumptions based on historical experience and other relevant factors. Under different assumptions or conditions, the actual results could differ materially from these estimates and assumptions. The significant accounting policies and methods used are described in Note 1 of the annual audited U.S. and Canadian GAAP financial statements included in the 2004 Annual Report. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the September 30, 2004 annual audited financial statements.

Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" for U.S. GAAP purposes, and the CICA's Emerging Issues Committee (EIC) 141 "Revenue Recognition" and EIC 142 "Revenue Arrangements with Multiple Deliverables" for Canadian GAAP purposes. Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders or contracts, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to the delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of our customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company accounts for acquisitions as purchase transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 for U.S. GAAP purposes, and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Goodwill recorded on acquisition is not amortized, but is instead subject to the annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the Nasdaq National Market Site to the carrying value of our net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized. On August 1, 2004 the Company performed its annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Change in accounting policy

There were no changes in accounting policies for the year ended September 30, 2004. The Company changed its accounting policy with respect to amortization of goodwill for the year ended September 30, 2003. This was an adoption of the new accounting standard that disallows the amortization of goodwill and, accordingly, there has been no amortization of goodwill included in amortization expense since October 1, 2002.

Results of Operations in Accordance with U.S. GAAP

Fiscal years ended September 30

(U.S. dollars in thousands)	2004		2003		% change from fiscal
	Actual	**% of Sales**	Actual	% of Sales	2003 to 2004
Sales	**$ 220,224**	**100%**	$ 192,583	100%	14.4%
Cost of sales	**26,062**	**11.8%**	18,477	9.6%	41.1%
Gross profit	**194,162**	**88.2%**	174,106	90.4%	11.5%
Expenses					
Sales and marketing	**94,947**	**43.1%**	82,004	42.6%	15.8%
Research and development	**40,074**	**18.2%**	37,810	19.6%	6.0%
General and administration	**21,241**	**9.6%**	20,582	10.7%	3.2%
Amortization of intangibles	**22,892**	**10.4%**	19,662	10.2%	16.4%
In-process research and development expense	**-**	**-**	4,269	2.2%	(100%)
Total expenses	**179,154**	**81.4%**	164,327	85.3%	9.0%
Operating income	**15,008**	**6.8%**	9,779	5.1%	53.5%
Interest and other income, net	**1,405**	**0.6%**	1,594	0.8%	(11.9%)
Income before income taxes	**16,413**	**7.5%**	11,373	5.9%	44.3%
Income tax expense	**9,542**	**4.3%**	7,653	4.0%	24.7%
Net income	**$ 6,871**	**3.1%**	$ 3,720	1.9%	84.7%
Basic earnings per share	**$ 0.39**		$ 0.21		85.7%
Diluted earnings per share	**$ 0.39**		$ 0.21		85.7%

Results of Operations

Sales of $220.2 million for the fiscal year 2004 represent a 14.4% increase from $192.6 million for the fiscal year 2003. Income before income taxes was $16.4 million for the current fiscal year, compared to income before income taxes of $11.4 million in the last year. Net income for the year ended September 30, 2004 was $6.9 million, compared to net income of $3.7 million in the year ended September 30, 2003. Basic earnings per share and diluted earnings per share were $0.39 for the current fiscal year compared to basic and diluted earnings per share of $0.21 in fiscal 2003.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity™ and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Sales for the fiscal year 2004 were $220.2 million versus $192.6 million for last year. Sales from the Company's two product families were:

($U.S. millions)	**2004**	2003	% change from 2003
Hummingbird Connectivity	$ **70.0**	$ 70.6	(0.8%)
Hummingbird Enterprise	**150.2**	122.0	23.1%
	$ **220.2**	$ 192.6	14.4%

Hummingbird Connectivity sales for the fiscal year 2004 were $70.0 million versus $70.6 million in the previous year. The fiscal 2004 sales of the Company's Hummingbird Enterprise sales were $150.2 million or $28.2 million higher than the $122.0 million recorded last year.

Sales from Hummingbird Connectivity were relatively unchanged. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the year ended September 30, 2004, costs of sales increased by $7.6 million or 41.1% to $26.1 million from $18.5 million in the last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.8% was higher than the 9.6% in fiscal 2003.

Gross Profit

Gross profit increased by 11.5% or $20.1 million to $194.2 million in the current fiscal year compared to $174.1 million in same period of last year. The rise was predominantly due to the higher level of sales. Gross profit was 88.2% of sales in the current fiscal year, lower than the 90.4% in the year ended September 30, 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $94.9 million from $82.0 million partly due to a higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.1% of sales in the current year, slightly higher than the 42.6% in the previous fiscal year.

Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in fiscal 2004 of $40.1 million have increased by 6.0% from the $37.8 million in the prior fiscal year. For the current fiscal year, research and development expenses were 18.2% of sales, lower than the 19.6% in fiscal 2003. The absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In the current fiscal year, general and administration expenses totaled $21.2 million, an increase of $0.7 million or 3.2% from the $20.6 million incurred in the last fiscal year. General and administrative expenses were 9.6% of sales in fiscal 2004, down from 10.7% in fiscal 2003.

Amortization of Intangibles

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. In the year ended September 30, 2004, amortization of intangibles increased to $22.9 million compared to $19.7 million in the year ended September 30, 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year.

In-process Research and Development Expense

In-process research and development expenses were recorded on the acquisitions in the second and the fourth quarter of the previous year. There were no acquisitions in the current fiscal year, and as such, no comparable in-process research and development expense.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the year ended September 30, 2004 decreased to $1.4 million from $1.6 million in the year ended September 30, 2003. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current fiscal year decreased to 0.6% from 0.8% in the last fiscal year.

Income Tax Expense

In the fiscal year ended September 30, 2004, the Company had a tax expense for accounting purposes of $9.5 million on income before taxes of $16.4 million, representing an effective tax rate of 58.1%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 37.0%. In the comparable period in fiscal 2003, the Company had a tax expense of $7.7 million on income before tax of $11.4 million, representing an effective rate of 67.3%. This high rate of tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.3%.

Net Income

In the year ended September 30, 2004, net income was $6.9 million compared to net income of $3.7 million in fiscal 2003.

Basic and Diluted Earnings Per Share

Basic earnings per share for the year ended September 30, 2004 was $0.39 compared to basic earnings per share of $0.21 in the fiscal 2003. The earnings per share for the fiscal 2004 was based on a basic weighted average number of shares of 17.56 million versus a basic weighted average number of shares of 17.82 million in the prior fiscal year.

Diluted earnings per share for the current fiscal year was also $0.39 based on a diluted weighted average number of shares of 17.72 million versus diluted earnings per share of $0.21 based on a diluted weighted average number of shares of 17.93 million in the previous fiscal year.

Liquidity and Capital Resources

Fiscal years ended September 30

(U.S. dollars in thousands)

	2004	2003	% change from 2003
Working capital	$ **104,098**	$ 88,520	17.6%
Cash and cash equivalents, and short-term investments	**130,486**	104,008	25.5%
Net cash provided by operating activities	**39,098**	39,964	(2.2%)

The Company had cash and cash equivalents, and short-term investments of $130.5 million as at September 30, 2004 compared to $104.0 million as at September 30, 2003. As mentioned previously, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash inflow of $39.1 million during the current year down, from the operating cash inflow of $40.0 million during fiscal 2003.

Capital expenditures remained unchanged at $3.4 million in the current year in comparison with the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company has issued and outstanding common shares totaling 17,448,279 at September 30, 2004 (September 30, 2003 — 17,544,953). The Company repurchased and cancelled 215,300 of its own shares at a cost of $4.7 million during the current year, down from the $15.6 million in the last fiscal year. The Company received $2.2 million from employees exercising their stock options in the year ended September 30, 2004 (year ended September 30, 2003 — $0.9 million).

The Company has not paid any dividends in the fiscal years ending September 30, 2004 and 2003. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash resources.

Financial Position

Cash and cash equivalents plus short-term investments increased as at September 30, 2004 by $26.5 million to $130.5 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $57.6 million at the end of the current fiscal year compared to $56.0 million as at September 30, 2003, representing an increase of $1.6 million. The increase was due to the increased level of sales and billing activity in the current year.

Accounts payable and accrued liabilities were $20.4 million as at September 30, 2004, $8.0 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Deferred revenue as at September 30, 2004 was $65.5 million versus $54.7 million as at September 30, 2003, an increase of $10.8 million. The rise was mostly due to increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at September 30, 2004, the Company had other long-term liabilities totaling $1.3 million, compared to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousands)	September 30, 2004	September 30, 2003
Lease inducements	$ 255	$ 362
Retention money	831	831
Long-term debt is comprised of:		
Capital lease obligations	164	384
Overdraft facility	-	187
Term loans	-	874
Mortgage	-	785
	$ 1,250	$ 3,423

The retention money relates to the Valid acquisition, previously described under acquisition history, and is payable to the former shareholders of Valid in January 2006.

Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $10 thousand, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during the previous fiscal year. The term loans and mortgage were fully repaid during the current year, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of September 30, 2004.

(U.S. dollars in thousands)

	Payments due by period				
	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
Capital lease obligations	$ 164	$ 104	$ 60	$ -	$ -
Lease inducements	255	108	147	-	-
Retention money on prior year acquisition	831	-	831	-	-
	1,250	212	1,038	-	-
Operating leases	25,641	6,871	12,562	5,558	650
Total contractual cash obligations	$ 26,891	$ 7,083	$ 13,600	$ 5,558	$ 650

Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended December 31, 2002 through September 30, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with U.S. GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Selected Consolidated Statements of Income Data (Unaudited)

(U.S. dollars in thousands, except per share data)

	Three months ended							
	Dec.31 2002	Mar.31 2003	June 30 2003	Sept.30 2003	Dec.31 2003	Mar.31 2004	June 30 2004	Sept.30 2004
Sales	$ 44,076	$ 47,021	$ 48,105	$ 53,381	$ 50,007	$ 54,664	$ 56,227	$ 59,326
Net income (loss)	2,004	1,778	1,380	(1,442)	(1,297)	2,068	2,368	3,732
Diluted earnings (loss) per share	0.11	0.10	0.08	(0.08)	(0.07)	0.12	0.13	0.21
Diluted WA* shares outstanding	18,318	17,955	17,739	17,568	17,551	17,811	17,740	17,566

Selected Consolidated Statements of Income Data

(U.S. dollars in thousands, except per share data)

	Years ended September 30		
	2002	2003	2004
Sales	$ 180,400	$ 192,583	$ 220,224
Net income (loss)	(2,914)	3,720	6,871
Diluted earnings (loss) per share	(0.16)	0.21	0.39
Diluted WA* shares outstanding	18,305	17,928	17,720

* *Weighted average*

Consolidated Balance Sheets Data

(U.S. dollars in thousands)

	As at							
	Dec.31 2002	Mar.31 2003	June 30 2003	Sept.30 2003	Dec.31 2003	Mar.31 2004	June 30 2004	Sept.30 2004
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)	
Cash, cash equivalents and short-term investments	119,686	110,244	111,205	104,008	115,571	116,907	127,041	130,486
Working capital	123,903	111,504	108,389	88,520	93,406	96,194	101,886	104,098
Total assets	348,762	352,068	356,565	365,790	366,474	368,442	367,734	371,650
Other long-term liabilities	506	426	1,584	3,423	3,324	1,370	1,353	1,250
Shareholders' equity	268,941	263,937	265,313	261,527	260,539	263,185	264,177	265,920

The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the preceding fourth quarter.

As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the weighted average shares outstanding.

The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but lowered in the last half of fiscal 2003 with cash being used to purchase the acquisitions. Other long-term liabilities increased as amounts were assumed with the acquisitions, and have since been paid down with available cash.

Results of Operations In Accordance with Canadian GAAP

Fiscal years ended September 30

(U.S. dollars in thousands)	2004		2003		% change from
	Actual	% of Sales	Actual	% of Sales	fiscal 2003 to 2004
Sales	$ 220,224	100%	$ 192,583	100%	14.4%
Cost of sales	26,062	11.8%	18,477	9.6%	41.1%
Gross profit	194,162	88.2%	174,106	90.4%	11.5%
Expenses					
Sales and marketing	94,947	43.1%	82,004	42.6%	15.8%
Research and development	37,974	17.2%	35,470	18.4%	7.1%
General and administration	21,241	9.6%	20,582	10.7%	3.2%
Amortization of intangibles	25,889	11.8%	23,602	12.3%	9.7%
Total expenses	180,051	81.8%	161,658	83.9%	11.4%
Operating income	14,111	6.4%	12,448	6.5%	13.4%
Interest and other income, net	1,405	0.6%	1,594	0.8%	(11.9%)
Income before income taxes	15,516	7.0%	14,042	7.3%	10.5%
Income tax expense	10,751	4.9%	8,664	4.5%	24.1%
Net income	$ 4,765	2.2%	$ 5,378	2.8%	(11.4%)
Basic earnings per share	$ 0.27		$ 0.30		(10.0%)
Diluted earnings per share	$ 0.27		$ 0.30		(10.0%)

Results of Operations

Sales of $220.2 million for the fiscal year 2004 represent a 14.4% increase from $192.6 million for the fiscal year 2003. Income before income taxes for the current fiscal year was $15.5 million compared to income before income taxes of $14.0 million a year ago, representing an increase of $1.5 million. Net income for the year ended September 30, 2004 was $4.8 million compared to net income of $5.4 million, representing a decrease of $0.6 million from the last fiscal year. Basic and diluted earnings per share were $0.27 for the current fiscal year compared to basic and diluted earnings per share of $0.30 in fiscal 2003.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Sales for the year ended September 30, 2004 were $220.2 million compared to $192.6 million for the last fiscal year. Sales from the Company's two product families were:

($U.S. millions)	2004	2003	% change from 2003
Hummingbird Connectivity	$ 70.0	$ 70.6	(0.8%)
Hummingbird Enterprise	150.2	122.0	23.1%
	$ 220.2	$ 192.6	14.4%

Hummingbird Connectivity sales for the fiscal year 2004 were $70.0 million versus $70.6 million in the previous year. The fiscal 2004 sales of the Company's Hummingbird Enterprise sales were $150.2 million or $28.2 million higher than the $122.0 million recorded last year.

Sales from Hummingbird Connectivity were relatively unchanged. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $26.1 million in the current year compared to $18.5 million in the last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.8% was higher than the 9.6% in the fiscal 2003.

Gross Profit

Gross profit increased by 11.5% or $20.1 million to $194.2 million in the current fiscal year compared to $174.1 million in same period of last year. The rise was predominantly due to the higher level of sales. Gross profit was 88.2% of sales in the current fiscal year, lower than the 90.4% in the year ended September 30, 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $94.9 million from $82.0 million partly due to a higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.1% of sales in the current year, slightly higher than the 42.6% in the previous fiscal year.

Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current year were $38.0 million, up 7.1% from the $35.5 million in the previous fiscal year. Research and development expenses were 17.2% of the current fiscal year's sales, down from 18.4% of sales in the last fiscal year. The absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses for the year ended September 30, 2004 was $21.2 million, an increase of $0.7 million compared to the last fiscal year. As a percentage of sales, they were 9.6% in the current fiscal year down from 10.7% in the year ended September 30,2003.

Amortization of Intangibles

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $25.9 million in the current fiscal year, an increase of $2.3 million, from $23.6 million in the fiscal 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the year ended September 30, 2004 decreased to $1.4 million from $1.6 million in the year ended September 30, 2003. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current fiscal year decreased to 0.6% from 0.8% in the last fiscal year.

Income Tax Expense

In the fiscal year ended September 30, 2004, the Company had a tax expense for accounting purposes of $10.8 million on income before taxes of $15.5 million, representing an effective tax rate of 69.3%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.4 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 40.1%. In the comparable period in fiscal 2003, the Company had a tax expense for accounting purposes of $8.7 million on income before taxes of $14.0 million, representing an effective tax rate of 61.7%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 42.1%.

Net Income

Net income for the year ended September 30, 2004 was $4.8 million compared to a net income of $5.4 million in the last fiscal year, representing a decrease of $0.6 million.

Basic and Diluted Earnings Per Share

Basic earnings per share for the year ended September 30, 2004 was $0.27 compared to basic earnings per share of $0.30 in the fiscal 2003. The earnings per share for the fiscal 2004 was based on a basic weighted average number of shares of 17.56 million versus a basic weighted average number of shares of 17.82 million in the prior fiscal year.

Diluted earnings per share for the current fiscal year was also $0.27 based on a diluted weighted average number of shares of 17.72 million versus diluted earnings per share of $0.30 based on a diluted weighted average number of shares of 17.93 million in the previous fiscal year.

Liquidity and Capital Resources

(U.S. dollars in thousands)

	2004	2003	% change from 2003
Working capital	**$ 104,098**	$ 88,520	17.6%
Cash and cash equivalents, and short-term investments	**130,486**	104,008	25.5%
Net cash provided by operating activities	**39,098**	39,964	(2.2%)

The Company had cash and cash equivalents, and short-term investments of $130.5 million as at September 30, 2004 compared to $104.0 million as at September 30, 2003. As previously mentioned, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash inflow of $39.1 million during the fiscal , down from the operating cash inflow of $40.0 million during prior year.

Capital expenditures remained unchanged at $3.4 million in the current year in comparison of previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company has issued and outstanding common shares totaling 17,448,279 at September 30, 2004 (September 30, 2003 — 17,544,953). The Company repurchased and cancelled 215,300 of its own shares at a cost of $4.7 million during the current year, down from the $15.6 million in the last fiscal year. The Company received $2.2 million from employees exercising their stock options in the year ended September 30, 2004 (year ended September 30, 2003 — $0.9 million).

The Company has not paid any dividends in the fiscal years ending September 30, 2004 and 2003. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash resources.

Financial Position

Cash and cash equivalents plus short-term investments increased as at September 30, 2004 by $26.5 million to $130.5 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $57.6 million at the end of the current fiscal year compared to $56.0 million as at September 30, 2003, representing an increase of $1.6 million. The increase was due to the increased level of sales and billing activity in the current year.

Accounts payable and accrued liabilities were $20.4 million as at September 30, 2004, $8.0 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Deferred revenue as at September 30, 2004 was $65.5 million versus $54.7 million as at September 30, 2003, an increase of $10.8 million. The rise was mostly due to increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at September 30, 2004, the Company had other long-term liabilities totaling $1.3 million, compared to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousand)	September 30, 2004	September 30, 2003
Lease inducements	$ 255	$ 362
Retention money	831	831
Long-term debt is comprised of:		
Capital lease obligations	164	384
Overdraft facility	-	187
Term loans	-	874
Mortgage	-	785
	$ 1,250	$ 3,423

The retention money relates to the Valid acquisition, previously described under acquisition history, and is payable to the former shareholders of Valid in January 2006.

Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $10 thousand, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of subsidiary acquired during the fiscal 2003.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during the previous fiscal year. The term loans and mortgage were fully repaid during the current year, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of September 30, 2004.

(U.S. dollars in thousand)

	Payments due by period				
	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
Capital lease obligations	$ 164	$ 104	$ 60	$ -	$ -
Lease inducements	255	108	147	-	-
Retention money on prior year acquisition	831	-	831	-	-
	1,250	212	1,038	-	-
Operating leases	25,641	6,871	12,562	5,558	650
Total contractual cash obligations	$ 26,891	$ 7,083	$ 13,600	$ 5,558	$ 650

Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended December 31, 2002 through September 30, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with Canadian GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Selected Consolidated Statements of Income Data (unaudited)

(U.S. dollars in thousands, except per share data)

	Three months ended							
	Dec.31 2002	Mar.31 2003	June 30 2003	Sept.30 2003	Dec.31 2003	Mar.31 2004	June 30 2004	Sept.30 2004
Sales	$ 44,076	$ 47,021	$ 48,105	$ 53,381	$ 50,007	$ 54,664	$ 56,227	$ 59,326
Net income (loss)	779	2,461	984	1,154	(2,029)	1,549	1,850	3,395
Diluted earnings (loss) per share	0.04	0.14	0.06	0.07	(0.12)	0.09	0.10	0.19
Diluted WA* shares outstanding	18,318	17,955	17,739	17,641	17,551	17,811	17,740	17,566

Selected Consolidated Statements of Income Data

(U.S. dollars in thousands, except per share data)

	Years ended September 30		
	2002	2003	2004
Sales	$ 180,400	$ 192,583	$ 220,224
Net income (loss)	(6,398)	5,378	4,765
Diluted earnings (loss) per share	(0.35)	0.30	0.27
Diluted WA* shares outstanding	18,305	17,928	17,720

* *Weighted average*

Consolidated Balance Sheets Data

(U.S. dollars in thousands)

	As at							
	Dec.31 2002	Mar.31 2003	June 30 2003	Sept.30 2003	Dec.31 2003	Mar.31 2004	June 30 2004	Sept.30 2004
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)	
Cash, cash equivalents and short-term investments	119,686	110,244	111,205	104,008	115,571	116,907	127,041	130,486
Working capital	123,903	111,504	108,389	88,520	93,406	96,194	101,886	104,098
Total assets	328,226	332,411	336,284	348,907	348,804	349,985	348,491	351,770
Other long-term liabilities	506	426	1,584	3,423	3,324	1,370	1,353	1,250
Shareholders' equity	245,506	241,175	242,165	240,975	239,255	241,382	241,856	243,262

The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the preceding fourth quarter.

As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the weighted average shares outstanding.

The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but lowered in the second half of fiscal 2003 with cash being used to purchase the acquisitions. Other long-term liabilities increased as amounts were assumed with the acquisitions, and have since been paid down with available cash.

Outlooks, Risks and Uncertainties That Could Affect Future Results

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

- identifying underserved segments of the market;
- developing products that solve a prevalent business problem;
- communicating the value proposition of its products to the appropriate audience;
- effectively combining direct and partner-influenced distribution; and
- ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products, and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk

The Company operates internationally and, accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 32% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and ongrowing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 45% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Instruments

The Company did not enter into any derivative contracts during the year ended September 30, 2004, During the year ended September 30, 2003, the Company entered into minor short-term derivative contracts. As at September 30, 2004 and 2003 there were no outstanding derivative instruments.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.

Recent Accounting Pronouncements

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. There was no material impact on the results of operations from the adoption of this pronouncement. In June 2003, the CICA issued standards similar to FIN 46, effective for fiscal 2005.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003, and for provisions that relate to SFAS No.133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, apply in accordance with their respective effective dates. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable noncontrolling interests. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. There was no material impact on the results of operations from the adoption of this pronouncement.

In January 2004, the CICA issued Handbook Section 3110 ("Section 3110"), "Asset Retirement Obligations." Section 3110 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the fair value of the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is also recorded and depreciated over the useful life of the asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value. The standard is effective for fiscal years beginning on or after January 1, 2004. Adopting the provisions of Section 3110 did not have a material impact on the Company's financial condition or results of its operations.

Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." Prior to October 1, 2004, as permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, included the required pro forma disclosure as if this method had been applied for options granted from October 1, 2002 onward. Beginning October 1, 2004, the Company is required to adopt the recommendations of the revised Section 3870, and is planning to do this retroactively without restatement. The Company expects that net income in future periods will be reduced due to this additional compensation expense.



Management's Responsibility for Financial Reporting

The accompanying financial statements and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in the United States and Canada, respectively. Some amounts included in the financial statement are based on management's best estimates and have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls.

These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements. The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee, which consists of non-managing directors. The Audit Committee periodically reviews and discusses financial reporting matters with the Company's auditors, Deloitte &Touche LLP, as well as with management.

These financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants.



Barry Litwin
President and
Chief Executive Officer



Inder P.S. Duggal
Chief Financial Officer,
Chief Controller, Secretary
and Treasurer

October 21, 2004

TO THE SHAREHOLDERS OF HUMMINGBIRD LTD.

We have audited the consolidated balance sheets of Hummingbird Ltd. as at September 30, 2004 and 2003 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

On October 21, 2004 we reported separately to the Shareholders of Hummingbird Ltd. on the consolidated financial statements for the same periods prepared in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Toronto, Ontario
October 21, 2004

As at September 30 (thousands of U.S. dollars)		**2004**		2003
ASSETS				
CURRENT				
Cash and cash equivalents *(Note 3)*	$	**125,543**	$	94,583
Short-term investments *(Note 3)*		**4,943**		9,425
Accounts receivable, net of allowances of $9,272 in 2004 and $9,419 in 2003		**57,620**		56,008
Unbilled receivables		**832**		566
Income taxes recoverable		**-**		3,226
Inventory		**873**		737
Prepaid expenses		**5,443**		3,997
Other receivables		**2,138**		4,007
		197,392		172,549
OTHER ASSETS		**3,150**		3,473
FIXED ASSETS *(Note 4)*		**13,324**		13,624
INTANGIBLES *(Note 5)*		**157,784**		176,144
	$	**371,650**	$	365,790
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities *(Note 6)*	$	**20,394**	$	28,363
Income taxes payable		**7,167**		-
Current portion of other long-term liabilities *(Note 7)*		**212**		965
Deferred revenue		**65,521**		54,701
		93,294		84,029
DEFERRED INCOME TAXES *(Note 9)*		**11,398**		17,776
OTHER LONG-TERM LIABILITIES *(Note 7)*		**1,038**		2,458
		105,730		104,263
SHAREHOLDERS' EQUITY				
SHARE CAPITAL *(Note 8)*				
Authorized: unlimited common and preferred shares				
Issued and outstanding: 17,448,279 common in 2004 and 17,544,953 in 2003		**164,521**		164,307
ADDITIONAL PAID-IN CAPITAL		**3,510**		3,510
RETAINED EARNINGS		**98,819**		94,640
ACCUMULATED OTHER COMPREHENSIVE LOSS		**(930)**		(930)
		265,920		261,527
	$	**371,650**	$	365,790

Approved by the Board of Directors

Fred Sorkin, Director **Mark D. Spitzer, Director**

Years ended September 30 (thousands of U.S. dollars, except share data)		**2004**		2003
SALES	$	**220,224**	$	192,583
COST OF SALES		**26,062**		18,477
GROSS PROFIT		**194,162**		174,106
EXPENSES				
Sales and marketing		**94,947**		82,004
Research and development		**40,074**		37,810
General and administration		**21,241**		20,582
Amortization of intangibles		**22,892**		19,662
In-process research and development *(Note 2)*		**-**		4,269
TOTAL EXPENSES		**179,154**		164,327
OPERATING INCOME		**15,008**		9,779
INTEREST AND OTHER INCOME, NET		**1,405**		1,594
INCOME BEFORE INCOME TAXES		**16,413**		11,373
INCOME TAX EXPENSE (RECOVERY) *(Note 9)*				
Current		**16,192**		12,243
Deferred		**(6,650)**		(4,590)
		9,542		7,653
NET INCOME	$	**6,871**	$	3,720
BASIC EARNINGS PER SHARE	$	**0.39**	$	0.21
DILUTED EARNINGS PER SHARE	$	**0.39**	$	0.21
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)		**17,556**		17,816
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)		**17,720**		17,928

Years ended September 30 (thousands of U.S. dollars, except share data)

	Common Shares (*Note 8*)		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Loss	Total
BALANCE AS AT SEPTEMBER 30, 2002	18,307,438	$ 171,040	$ 3,510	$ 98,864	$ (930)	$ 272,484
COMPREHENSIVE INCOME						
Net income	-	-	-	3,720	-	3,720
SHARES REPURCHASED (*Note 8*)	(816,400)	(7,638)	-	(7,944)	-	(15,582)
STOCK OPTIONS EXERCISED DURING FISCAL 2003 UNDER THE ESOP (*Note 8*)	53,915	905	-	-	-	905
BALANCE AS AT SEPTEMBER 30, 2003	17,544,953	164,307	3,510	94,640	(930)	261,527
COMPREHENSIVE INCOME						
Net income	-	-	-	6,871	-	6,871
SHARES REPURCHASED (*Note 8*)	(215,300)	(2,026)	-	(2,692)	-	(4,718)
STOCK OPTIONS EXERCISED DURING FISCAL 2004 UNDER THE ESOP (*Note 8*)	118,626	2,240	-	-	-	2,240
BALANCE AS AT SEPTEMBER 30, 2004	17,448,279	$ 164,521	$ 3,510	$ 98,819	$ (930)	$ 265,920

Years ended September 30 (thousands of U.S. dollars)		**2004**		2003
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES				
OPERATING				
Net income	$	**6,871**	$	3,720
Add (deduct) items not affecting cash:				
Amortization of intangibles		**22,892**		19,662
In-process research and development		-		4,269
Deferred income taxes		**(6,594)**		(5,031)
Depreciation		**3,737**		3,808
Changes in operating assets and liabilities:				
Accounts receivable		**(1,612)**		1,193
Unbilled receivables		**(266)**		340
Income taxes payable/recoverable		**10,609**		6,105
Inventory		**(136)**		(217)
Prepaid expenses and other assets		**(1,123)**		(797)
Other receivables		**1,869**		366
Accounts payable and accrued liabilities		**(7,969)**		590
Deferred revenue		**10,820**		5,956
		39,098		39,964
INVESTING				
Short-term investments — net matured		**4,482**		13,746
Acquisition of subsidiaries — net of cash acquired *(Note 2)*		**(4,532)**		(37,634)
Additions to fixed assets		**(3,437)**		(3,446)
		(3,487)		(27,334)
FINANCING				
(Repayment of) increase in other long-term liabilities		**(2,173)**		77
Shares repurchased *(Note 8)*		**(4,718)**		(15,582)
Issuance of shares		**2,240**		905
		(4,651)		(14,600)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**30,960**		(1,970)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		**94,583**		96,553
CASH AND CASH EQUIVALENTS, END OF YEAR	$	**125,543**	$	94,583
SUPPLEMENTARY CASH FLOW INFORMATION				
Interest paid	$	**32**	$	41
Income taxes paid		**5,583**		7,554
Interest received		**1,530**		1,295

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a) Description of the business

Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

b) Significant accounting policies

i) Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

ii) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary companies. In accounting for acquisitions using the purchase method, the Company has included results of operations of subsidiaries from the effective dates of their respective acquisition. All intercompany transactions are eliminated upon consolidation.

iii) Cash and cash equivalents

Cash and cash equivalents include investments having an original term to maturity of 90 days or less.

iv) Short-term investments

Short-term investments are investments having an original term to maturity of greater than 90 days. Short-term investments are carried at cost, are classified as "held to maturity," and consist of commercial paper, corporate debt, and money market funds. The held to maturity investments are written down to market value if there is a other than temporary impairment in their value.

v) Unbilled receivables

Unbilled receivables represent amounts receivable for software shipped to customers or consulting, training and other services rendered which will become billable in accordance with various contractual payment terms.

vi) Inventory

Inventory is stated at the lower of cost or net realizable value as determined by the first-in first-out method.

vii) Other assets

This amount is comprised of payments made to third parties for the licensing of technology used directly or indirectly in the Company's products, rent and lease deposits. Third party licensing and technology amounts are amortized over periods ranging from one to five years on a straight-line basis, which approximates the useful life of the asset. Rent and lease deposits are fixed in nature and are recoverable.

viii) Fixed assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided as follows:

Buildings	4% declining balance
Laboratory equipment	5 years straight-line
Furniture and fixtures	5 years straight-line
Leasehold improvements	5 years straight-line

The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation is removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews fixed assets to determine that the carrying values have not been impaired.

ix) Intangibles

The Company follows the United States Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, there is no amortization of goodwill included in amortization expense.

SFAS No. 142 also requires that an annual impairment test date be selected where a two-step process will be performed on an annual basis. The Company has chosen August 1 as the date for this annual impairment test. On August 1, 2004 the Company performed the annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

Acquired technology	2 to 8 years
Non-competition agreements	3 to 4 years
Trademarks	5 to 10 years
Customer relationships	3 years
Customer contracts	1 to 5 years

The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairments of intangible assets have been identified during any of the periods presented.

x) Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

xi) Foreign currency translation

The functional currency of the Company and all of its subsidiaries is the U.S. dollar. Accordingly, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at year end while other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the year in which they occur and are disclosed in Note 12.

xii) Income taxes

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates.

In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets or a portion thereof will be realized.

xiii) Investment tax credits

Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of income tax expense when there is reasonable assurance the credits will be realized.

xiv) Lease inducements

Lease inducements represent leasehold improvements paid for by the landlord and the value of rent-free periods. Lease inducements are amortized on a straight-line basis over the periods of the leases and the amortization is recorded as a reduction of rent expense.

xv) Product development costs

The Company expenses research costs when they are incurred. Software development costs are expensed as incurred unless they meet the criteria for deferral and amortization required by generally accepted accounting principles. Development costs incurred prior to the establishment of technological feasibility are expensed, as they do not meet the criteria. Capitalized costs are amortized on a straight-line basis over the remaining economic life of the related product, not exceeding two years. The Company reassesses the relevant criteria for deferral and amortization at each reporting date. There have been no costs capitalized and amortized for the periods presented.

xvi) Derivatives

The Company's net earnings and cash flows may be negatively impacted by fluctuating foreign exchange rates. To effectively manage this risk, the Company may enter into foreign currency swaps. The Company applies the recommendations of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and the corresponding amendments under SFAS 138 and 149. Pursuant to these accounting standards, for a derivative designated as an accounting hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in net earnings (loss) when the hedged item affects net earnings (loss). Ineffective portions of changes in the fair value of the hedge are recognized in net earnings (loss). If the derivative used is not designated as an accounting hedge relationship or if it becomes ineffective, changes in fair value of the derivative are recognized in net earnings (loss). During the year ended September 30, 2004, the Company did not enter into any short-term derivative contracts. During the year ended September 30, 2003, the Company entered into minor short-term derivative contracts. As at September 30, 2004 and 2003 there were no outstanding derivative instruments.

xvii) Stock options

The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees." Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized on a straight-line basis to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

Had the Company applied a fair value based method described by Statement of Financial Accounting Standards No. 123 ("SFAS") No. 123 "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148 "Accounting for Stock-based Compensation — Transition and Disclosure," which recognizes the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have effected the amounts indicated below for the following years:

		2004		2003
Net income – reported	$	6,871	$	3,720
Stock-based compensation expense		(3,473)		(4,849)
Net income (loss) – pro forma	$	3,398	$	(1,129)
Basic earnings per share – reported	$	0.39	$	0.21
Diluted earnings per share – reported	$	0.39	$	0.21
Basic earnings (loss) per share – pro forma	$	0.19	$	(0.06)
Diluted earnings (loss) per share – pro forma	$	0.19	$	(0.06)

The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair value of the stock options on their date of grant was estimated by utilizing a Black-Scholes option pricing model with weighted average assumptions for fiscal 2004 and 2003, as follows:

	2004	2003
Expected dividend	**0.0%**	0.0%
Expected volatility	**41.8%**	42.4%
Risk-free interest rate	**4.0%**	4.0%
Expected option life in years	**4**	4
Weighted average stock option fair value per option granted	$ **8.46**	$ 7.91

xviii) Guarantees

The Copmany follows the FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives.

xix) Asset Retirement Obligations

The Company follows SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the fair value of the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is also recorded and depreciated over the useful life of the asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value.

xx) Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as allowance for doubtful accounts, asset valuations, impairment assessments, income taxes, employee benefits, purchase price allocations, restructuring and other provisions, and contingencies.

2. ACQUISITIONS

Fiscal 2004

There were no acquisitions during the year ended September 30, 2004, however there was contingent consideration paid on behalf of the fiscal 2003 acquisitions as noted below.

Fiscal 2003

The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the acquisitions in the fiscal year 2003:

	LegalKEY	Dispro/Key Automation	Kramer Lee	Valid	Diamond Head	Total
Current assets	$ 2,998	$ 3,490	$ 1,624	$ 1,140	$ -	$ 9,252
Fixed assets	178	206	1,191	370	-	1,945
Liabilities	(2,108)	(2,377)	(4,098)	(6,740)	-	(15,323)
Deferred income taxes	(1,247)	(1,102)	(1,489)	(4,903)	-	(8,741)
Intangibles						
Acquired technology	2,224	2,245	1,369	13,669	-	19,507
In-process research and development	809	241	-	3,219	-	4,269
Non-competition agreements	599	905	2,597	2,204	-	6,305
Trademarks	295	-	-	-	-	295
Customer relationships	-	-	568	-	-	568
Customer contracts	-	-	428	470	-	898
Goodwill	875	5,742	3,941	8,286	2,100	20,944
	$ 4,623	$ 9,350	$ 6,131	$ 17,715	$ 2,100	$ 39,919
Consideration given:						
Cash paid	$ 4,400	$ 9,074	$ 5,785	$ 15,778	$ 2,100	$ 37,137
Transaction costs	169	227	248	806	-	1,450
Integration costs	54	49	98	300	-	501
Retention money	-	-	-	831	-	831
	$ 4,623	$ 9,350	$ 6,131	$ 17,715	$ 2,100	$ 39,919
Contingent consideration paid in 2004:	$ 810	$ -	$ -	$ 3,722	$ -	$ 4,532

The acquisitions were accounted for as purchase transactions in accordance with SFAS 141 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the project.

The amounts allocated to IPR&D projects were expensed in the period that the acquisition occurred if technological feasibility of the project had not been achieved and no alternative future uses had been established. In connection with the acquisitions described below, IPR&D expense of $4,269 for the year ended September 30, 2003 represents the write off of IPR&D.

The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

Acquired technology	5 years
Non-competition agreements	3 years
Trademarks	5 years
Customer relationships	3 years
Customer contracts	1 year

Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

The results of operations of the acquired entities have been included in the Company's financial statements subsequent to the dates of acquisition.

Legal Key Technologies, Inc.

On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY").

LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

Under the terms of the acquisition, the Company paid cash of $4,400 for LegalKEY. In addition, during fiscal 2004 the Company made a contingent payment of $810 based on the agreed upon financial performance in calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $800 subject to interest accrued annually at 1.5 % based on the agreed upon financial performance in calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $223 as a result of this acquisition.

Key Automation Nederland B.V. and its affiliate Dispro B.V

On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation").

Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. Dispro/Key Automation were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

Under the terms of the acquisition, the Company paid cash of $9,074 for Dispro/Key Automation. The Company incurred direct transaction and integration costs of $276 as a result of this acquisition.

Kramer Lee & Associates

On June 26, 2003, the Company acquired 100% of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee").

Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies.

Under the terms of the acquisition, the Company paid cash of $5,785 for Kramer Lee. In addition, the Company may be required to make the remaining contingent payment, in cash, to Kramer Lee of up to $367 (200 GBP), based on the agreed upon financial performance subsequent to the acquisition. Any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $346 as a result of this acquisition.

Valid Information Systems Limited

On July 1, 2003, the Company acquired 100% of the issued and outstanding shares of Valid Information Systems Limited ("Valid").

Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom.

Under the terms of the acquisition, the Company paid cash of $15,778 towards the purchase price of $16,609 (10,000 GBP). The remaining amount of $831 is payable 30 months from the date of acquisition and is shown under other long-term liabilities (see Note 7). In addition, during fiscal 2004 the Company made a contingent payment of $3,722 (2,000 GBP) based on the agreed upon financial performance in calendar year 2004, and may be required to make a further contingent payment, in cash, of up to $11,464 (6,250 GBP) based on the agreed upon financial performance of Valid in the fiscal year of 2005. This and any future contingent payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $1,106 as a result of this acquisition.

Diamond Head Software, Inc.

During fiscal 2000, the Company acquired certain assets of Diamond Head Software, Inc. ("Diamond Head"). The asset purchase agreement included contingent consideration based on the revenue or income of certain products to be earned over a period of 3 years from the acquisition date. During fiscal 2003, the Company made a one-time payment of $2,100 in relation to this contingent consideration.

Integration Costs

The following table provides a summary of the integration costs relating to the 2003 acquisitions:

	Employee Costs	Other	Total
Integration costs on acquisition	$ 335	$ 166	$ 501
Amounts incurred in 2003	(78)	(39)	(117)
Balance September 30, 2003	257	127	384
Amounts incurred in 2004	(257)	(127)	(384)
Balance September 30, 2004	$ -	$ -	$ -

Pro Forma Information

Unaudited pro forma results, assuming the acquisitions had taken place at the beginning of fiscal 2003 are estimated to be as follows for the year ended September 30, 2003:

	2003
Sales	$ 201,953
Net loss	$ (2,153)
Diluted loss per share	$ (0.12)

These pro forma results have been prepared for comparative purposes only and may not be indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 2003.

3. CASH AND SHORT-TERM INVESTMENTS

Cash and cash equivalents includes highly liquid investments having an original term to maturity of 90 days or less.

As at September 30, 2004 the Company had $4,943 (2003 – $9,425) in short-term investments having an original term to maturity of greater than 90 days. Short-term investments were invested primarily in commercial paper and money market funds, none of which had a maturity date greater than six months. The market value of these investments approximated cost. There were no sales of short-term investments during the year.

4. FIXED ASSETS

	2004			2003		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land and buildings	$ 4,984	$ 1,334	$ 3,650	$ 4,742	$ 1,076	$ 3,666
Laboratory equipment	40,198	32,516	7,682	37,092	29,576	7,516
Furniture and fixtures	8,898	8,107	791	8,715	7,578	1,137
Leasehold improvements	3,808	2,607	1,201	3,676	2,371	1,305
	$ 57,888	$ 44,564	$ 13,324	$ 54,225	$ 40,601	$ 13,624

5. INTANGIBLES

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$ 101,907	$ 65,493	$ 36,414	$ 101,907	$ 50,256	$ 51,651
Other intangibles	50,666	35,586	15,080	50,666	27,931	22,735
Total subject to amortization	152,573	101,079	51,494	152,573	78,187	74,386
Goodwill	155,784	49,494	106,290	151,252	49,494	101,758
	$ 308,357	$ 150,573	$ 157,784	$ 303,825	$ 127,681	$ 176,144

The following table provides a summary of goodwill:

	Total
Balance as at October 1, 2002	$ 130,308
Additions during the year due to:	
Acquisitions *(Note 2)*	18,844
Contingent consideration *(Note 2)*	2,100
Balance as at September 30, 2003	151,252
Additions during the year due to:	
Contingent consideration *(Note 2)*	4,532
Balance as at September 30, 2004	$ 155,784

The estimated amortization of the intangibles for the next five years and thereafter is as follows:

2005	$ 18,123
2006	15,496
2007	11,496
2008	4,928
2009	1,451
	$ 51,494

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
Accounts payable – trade	$ 8,420	$ 11,062
Accruals:		
Trade payables	5,859	8,671
Payroll related	6,054	6,455
Acquisition related	-	1,705
Other	61	470
	$ 20,394	$ 28,363

7. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consists of the following:

	2004	2003
Lease inducements	$ 255	$ 362
Retention money on Valid acquisition *(Note 2)*	831	831
Long-term debt, described below, is comprised of:		
Capital lease obligations	164	384
Overdraft facility	-	187
Term loans	-	874
Mortgage	-	785
	1,250	3,423
Less: amounts due within one year	212	965
	$ 1,038	$ 2,458

Capital lease obligations are comprised of various leases for automobiles, bearing interest from 10.0% to 15.0% per annum, repayable in monthly installments of principal and interest totaling $10, expiring over the next one to two years, and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during fiscal 2003, and were fully repaid during in the year.

During the year ended September 30, 2004, interest expense on long-term debt was $30 (2003 - $48).

The following repayment schedule is for the long-term debt portion of other long-term liabilities:

2005	$ 104
2006	60
	$ 164

8. SHARE CAPITAL

Authorized

Unlimited number of common shares, no par value.

Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

Share Issuances

During the year, 118,626 common shares were issued pursuant to the Employee Stock Option Plan for proceeds of $2,240 (2003 - 53,915 for $905).

Share Repurchase Program

On November 13, 2003, the Company received approval to commence a normal course issuer bid ("2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and is terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

During the year ended September 30, 2004, the Company repurchased and cancelled 215,300 shares under the 2004 Bid at an average price of $21.92 per share for a total consideration of $4,718, which was applied to reduce share capital and retained earnings by $2,026 and $2,692, respectively.

On October 24, 2002 the Company received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The bid commenced on October 29, 2002 and was to terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the Bid. The Bid terminated on October 28, 2003 and the total number of shares repurchased and subsequently cancelled was 816,400.

During the year ended September 30, 2003, the Company repurchased and cancelled 816,400 shares under the Bid at an average price of $19.09 per share for a total consideration of $15,582, which was applied to reduce share capital and retained earnings by $7,638 and $7,944, respectively.

Employee Stock Option Plan

The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23, 2001). This plan replaced the 1993 Employee Stock Option Plan, which had been in effect since July 1993. Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue under the ESOP. At September 30, 2004, 5,286,596 common shares were reserved for issuance under the ESOP.

One third of such options become exercisable on each of the three anniversaries after the respective date of grant. Options are exercisable for six years after their date of grant.

The following table is a summary of stock options granted, exercised and cancelled in the last two years:

	Number of Options	Range of Exercise Prices *	Weighted Average Exercise Price *
Outstanding as at October 1, 2002	2,798,012	$ 17.24 – $ 52.29	$ 34.83
Granted	465,950	17.61 – 25.68	19.96
Exercised	(53,915)	17.24 – 22.34	19.76
Cancelled	(274,731)	17.24 – 52.39	35.54
Outstanding as at September 30, 2003	2,935,316	17.24 – 52.29	26.24
Granted	335,050	20.95 – 23.91	22.25
Exercised	(118,626)	17.24 – 25.26	18.66
Cancelled	(512,499)	17.24 – 52.29	31.33
Outstanding as at September 30, 2004	2,639,241	$ 17.24 – $ 52.29	$ 28.74

The following stock options have been granted and remain outstanding at September 30, 2004:

Options Outstanding				Options Exercisable	
Range of Exercise Prices *	Number of Options	Weighted Average Exercise Price*	Weighted Average Remaining Life in Years	Number of Options	Weighted Average Exercise Price*
$ 17.24 – $ 21.37	1,008,703	$ 19.29	3.6	585,314	$ 19.05
22.08 – 25.68	971,172	24.38	3.0	588,383	24.91
29.26 – 39.62	103,200	35.64	2.0	103,200	35.64
43.86 – 52.29	556,166	52.22	1.6	556,166	52.22
	2,639,241	$ 28.74	2.9	1,833,063	$ 31.93

* *The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars. This value has been converted to U.S. dollars based on the exchange rate on September 30, 2004.*

9. INCOME TAXES

The Company's income tax expense varies from tax computed using statutory rates due to the following:

	2004	2003
Income before income taxes	$ 16,413	$ 11,373
Combined basic Federal and Provincial income taxes at 36.25% (37.12% – 2003)	$ 5,950	$ 4,222
Increase (decrease) resulting from:		
Foreign rate differences	460	559
Non-deductible amortization of intangibles	1,142	3,019
Effects on deferred tax amounts from increases in income tax rate	2,141	-
Non-deductible amounts	2,175	935
Investment tax credits	(1,600)	(1,780)
Other	(726)	698
Income tax expense	$ 9,542	$ 7,653

The income tax expense is made up of the following components:

	2004	2003
Current income tax expense	$ 16,192	$ 12,243
Deferred income tax (recovery) expense relating to:		
Temporary differences	(8,791)	(4,813)
Loss carry-forwards	-	223
Increase in income tax rate	2,141	-
Income tax expense	$ 9,542	$ 7,653

The Company's deferred tax assets and (liabilities) consisted of the following:

	2004	2003
Deferred tax assets		
Temporary differences:		
Tax value of fixed assets in excess of net book value	$ 678	$ 1,737
Expenses not currently deductible for tax purposes	6,755	4,352
	7,433	6,089
Loss carry-forwards, scientific research and development expenditures, and investment tax credits	52,236	13,681
Share issue costs	-	203
	59,669	19,973
Deferred tax liabilities		
Temporary differences:		
Net book value of identifiable intangible assets in excess of tax bases	(19,727)	(24,939)
Net book value of other assets in excess of tax values	(271)	(324)
	(19,998)	(25,263)
Valuation allowance	(51,069)	(12,486)
Net deferred liabilities	$ (11,398)	$ (17,776)

A valuation allowance of $51,069 (2003 – $12,486) has been recorded for a portion of the deferred tax asset attributable to certain tax loss carry-forwards, scientific research and development expenditures, and investment tax credits carried forward as it is not certain that the income tax benefit will be realized.

As of September 30, 2004, the Company has tax losses of approximately $45,177 available to reduce future years' income for tax purposes. These losses, shown by country of origin converted to U.S. dollars, expire as follows:

	Australia	Canada	Germany	France	Italy	Japan	Singapore	United Kingdom	U.S.A.	Total
2005	$ -	$ -	$ -	$ -	$ -	$ 1,181	$ -	$ -	$ -	$ 1,181
2006	-	-	-	-	-	989	-	-	-	989
2007	-	2,715	-	-	-	-	-	-	-	2,715
2008	-	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	968	-	-	-	968
2010	-	-	-	-	-	354	-	-	1,109	1,463
2011	-	-	-	-	-	134	-	-	250	384
Indefinite	662	-	7,212	12,663	1,345	-	669	14,926	-	37,477
	$ 662	$ 2,715	$ 7,212	$ 12,663	$ 1,345	$ 3,626	$ 669	$ 14,926	$ 1,359	$ 45,177

The Company has carried forward to future periods scientific research and development expenditures of approximately $46,000 for Canadian federal tax purposes and $40,000 for Ontario provincial tax purposes. There is no expiry period applicable to these amounts. In addition, the Company has carried forward Canadian federal scientific research and development tax credits of $7,380 that expire in 2011 and 2012 in the amounts of $3,668 and $3,712, respectively.

10. EARNINGS PER COMMON SHARE

Basic earnings per share have been calculated based on the weighted average number of common shares without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of shares plus dilutive common share equivalents outstanding which, in the Company's case, consist entirely of stock options.

The following is a reconciliation of shares used in the calculation:

(thousands of shares)	**2004**	2003
Weighted average number of basic shares outstanding	**17,556**	17,816
Incremental shares to be issued if stock options "in the money" are exercised	**164**	112
Weighted average number of diluted shares outstanding	**17,720**	17,928

For the year ended September 30, 2004, 1,934,209 options (2003 – 1,899,930) to purchase shares were excluded in the diluted share calculation because they were anti-dilutive for earnings per share purposes.

11. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into agreements related to operating leases for premises, automobiles and equipment requiring payments as follows:

2005	$ 6,871
2006	5,329
2007	3,920
2008	3,312
2009	2,854
Thereafter	3,354
	$ 25,640

Product Warranties

The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the year ended September 30, 2004.

Contingent Payments

During fiscal 2003, the Company acquired various subsidiaries (Note 2) and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $12,631.

Other Contingencies

The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

12. FINANCIAL INSTRUMENTS

Off-balance sheet risk

The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at September 30, 2004, the Company had no foreign exchange contracts outstanding. For the years ended September 30, 2004 and 2003 the Company had net foreign exchange gains of $2,219 and $4,028, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

Concentration of credit risk

Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at September 30, 2004 were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at September 30, 2004 were invested primarily in commercial paper and money market funds.

The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

Fair value of financial instruments

The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, long-term debt, capital lease obligations, other liabilities, accounts payable and accruals approximate fair value due to their short-term nature.

13. SEGMENT INFORMATION

The Company operates and manages its businesses in one industry segment — the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise;™ and, (ii) Hummingbird Connectivity.™ Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

Sales by product line

	2004	2003
Hummingbird Connectivity	$ 70,029	$ 70,617
Hummingbird Enterprise	150,195	121,966
	$ 220,224	$ 192,583

Sales and long-lived assets by country of origin

September 30, 2004	U.S.A.	Canada	Europe	Asia Pacific	Consolidated
Sales	$ 108,223	$ 18,562	$ 87,033	$ 6,406	$ 220,224
Fixed and other assets	$ 1,899	$ 10,281	$ 3,909	$ 385	$ 16,474
Intangibles					157,784
Total long-lived assets					$ 174,258

September 30, 2003	U.S.A.	Canada	Europe	Asia Pacific	Consolidated
Sales	$ 101,741	$ 15,178	$ 69,267	$ 6,397	$ 192,583
Fixed and other assets	$ 2,307	$ 10,486	$ 3,880	$ 424	$ 17,097
Intangibles					176,144
Total long-lived assets					$ 193,241

It is not practicable to allocate intangibles by country of origin.

Geographical distribution of sales by customer location was approximately as follows:

	2004	2003
U.S.A.	$ 107,503	$ 100,529
Europe	87,036	69,237
Canada	13,703	10,051
Other	11,982	12,766
	$ 220,224	$ 192,583

14. GUARANTEES

The Company has no guarantees and indemnities and as such, has not recorded a liability for guarantees and indemnities in the accompanying consolidated balance sheet as at September 30, 2004.

15. NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any arrangements with variable interest entities that will require consolidation of their financial information in the financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003, and for provisions that relate to SFAS No.133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, apply in accordance with their respective effective dates. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable noncontrolling interests. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.



TO THE SHAREHOLDERS OF HUMMINGBIRD LTD.

We have audited the consolidated balance sheets of Hummingbird Ltd. as at September 30, 2004 and 2003 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On October 21, 2004 we reported separately to the Shareholders of Hummingbird Ltd. on the consolidated financial statements for the same periods prepared in accordance with accounting principles generally accepted in the United States of America.



Chartered Accountants

Toronto, Ontario
October 21, 2004

As at September 30 (thousands of U.S. dollars)	**2004**	2003
ASSETS		
CURRENT		
Cash and cash equivalents *(Note 3)*	$ **125,543**	$ 94,583
Short-term investments *(Note 3)*	**4,943**	9,425
Accounts receivable, net of allowances of $9,272 in 2004 and $9,419 in 2003	**57,620**	56,008
Unbilled receivables	**832**	566
Income taxes recoverable	-	3,226
Inventory	**873**	737
Prepaid expenses	**5,443**	3,997
Other receivables	**2,138**	4,007
	197,392	172,549
OTHER ASSETS	**3,150**	3,473
FIXED ASSETS *(Note 4)*	**13,324**	13,624
INTANGIBLES *(Note 5)*	**137,904**	159,261
	$ **351,770**	$ 348,907
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities *(Note 6)*	$ **20,394**	$ 28,363
Income taxes payable	**7,167**	-
Current portion of other long-term liabilities *(Note 7)*	**212**	965
Deferred revenue	**65,521**	54,701
	93,294	84,029
FUTURE INCOME TAXES *(Note 9)*	**14,176**	21,445
OTHER LONG-TERM LIABILITIES *(Note 7)*	**1,038**	2,458
	108,508	107,932
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 8)*		
Authorized: unlimited common and preferred shares		
Issued and outstanding: 17,448,279 common in 2004 and 17,544,953 in 2003	**199,534**	199,753
RETAINED EARNINGS	**43,399**	40,893
CUMULATIVE TRANSLATION ADJUSTMENTS	**329**	329
	243,262	240,975
	$ **351,770**	$ 348,907

Approved by the Board of Directors



Fred Sorkin, Director



Mark D. Spitzer, Director

Consolidated Statements of Income and Retained Earnings

CANADIAN GAAP

Years ended September 30 (thousands of U.S. dollars, except share data)	**2004**	2003
SALES	$ **220,224**	$ 192,583
COST OF SALES	**26,062**	18,477
GROSS PROFIT	**194,162**	174,106
EXPENSES		
Sales and marketing	**94,947**	82,004
Research and development	**37,974**	35,470
General and administration	**21,241**	20,582
Amortization of intangibles	**25,889**	23,602
TOTAL EXPENSES	**180,051**	161,658
OPERATING INCOME	**14,111**	12,448
INTEREST AND OTHER INCOME, NET	**1,405**	1,594
INCOME BEFORE INCOME TAXES	**15,516**	14,042
INCOME TAX EXPENSE (RECOVERY) *(Note 9)*		
Current	**18,292**	14,583
Future	**(7,541)**	(5,919)
	10,751	8,664
NET INCOME	**4,765**	5,378
RETAINED EARNINGS, BEGINNING OF YEAR	**40,893**	41,808
PREMIUM ON SHARES REPURCHASED *(Note 8)*	**(2,259)**	(6,293)
RETAINED EARNINGS, END OF YEAR	$ **43,399**	$ 40,893
BASIC EARNINGS PER SHARE	$ **0.27**	$ 0.30
DILUTED EARNINGS PER SHARE	$ **0.27**	$ 0.30
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)	**17,556**	17,816
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)	**17,720**	17,928

Years ended September 30 (thousands of U.S. dollars)	2004	2003
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING		
Net income	**$ 4,765**	$ 5,378
Add (deduct) items not affecting cash:		
Amortization of intangibles	**25,889**	23,602
Future income taxes	**(7,485)**	(6,360)
Depreciation	**3,737**	3,808
Changes in operating assets and liabilities:		
Accounts receivable	**(1,612)**	1,193
Unbilled receivables	**(266)**	340
Income taxes recoverable	**10,609**	6,105
Inventory	**(136)**	(217)
Prepaid expenses and other assets	**(1,123)**	(797)
Other receivables	**1,869**	366
Accounts payable and accrued liabilities	**(7,969)**	590
Deferred revenue	**10,820**	5,956
	39,098	39,964
INVESTING		
Short-term investments – net matured	**4,482**	13,746
Acquisition of subsidiaries – net of cash acquired *(Note 2)*	**(4,532)**	(37,634)
Additions to fixed assets	**(3,437)**	(3,446)
	(3,487)	(27,334)
FINANCING		
(Repayment of) increase in other long-term liabilities	**(2,173)**	77
Shares repurchased *(Note 8)*	**(4,718)**	(15,582)
Issuance of shares	**2,240**	905
	(4,651)	(14,600)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**30,960**	(1,970)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**94,583**	96,553
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 125,543**	$ 94,583
SUPPLEMENTARY CASH FLOW INFORMATION		
Interest paid	**$ 32**	$ 41
Income taxes paid	**5,583**	7,554
Interest received	**1,530**	1,295

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a) Description of the business

Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

b) Significant accounting policies

i) Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform, in all material respects applicable to the Company, with accounting principles generally accepted in the United States of America, except as described in Note 15.

ii) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary companies. In accounting for acquisitions using the purchase method, the Company has included results of operations of subsidiaries from the effective dates of their respective acquisition. All intercompany transactions are eliminated upon consolidation.

iii) Cash and cash equivalents

Cash and cash equivalents include investments having an original term to maturity of 90 days or less.

iv) Short-term investments

Short-term investments are investments having an original term to maturity of greater than 90 days. Short-term investments are carried at the lower of cost and market value, are normally held to maturity, and consist of commercial paper, corporate debt, and money market funds. The held to maturity investments are written down to market value if there is a other than temporary impairment in their value.

v) Unbilled receivables

Unbilled receivables represent amounts receivable for software shipped to customers or consulting, training and other services rendered which will become billable in accordance with various contractual payment terms.

vi) Inventory

Inventory is stated at the lower of cost or net realizable value as determined by the first-in first-out method.

vii) Other assets

This amount is comprised of payments made to third parties for the licensing of technology used directly or indirectly in the Company's products, rent and lease deposits. Third party licensing and technology amounts are amortized over periods ranging from one to five years on a straight-line basis, which approximates the useful life of the asset. Rent and lease deposits are fixed in nature and are recoverable.

viii) Fixed assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided as follows:

Buildings	4% declining balance
Laboratory equipment	5 years straight-line
Furniture and fixtures	5 years straight-line
Leasehold improvements	5 years straight-line

The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation is removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews fixed assets to determine that the carrying values have not been impaired.

ix) Intangibles

The Company follows the standard issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after January 1, 2002. Section 3062 eliminates the amortization of goodwill and intangible assets with indefinite lives, but requires an annual test for impairment of the unamortized carrying values. Accordingly, there is no amortization of goodwill included in amortization expense for the years ended September 30, 2004 and 2003.

Section 3062 also requires that an annual impairment test date be selected where a two-step process will be performed on an annual basis. The Company has chosen August 1 as the date for this annual impairment test.

On August 1, 2004 the Company performed the annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Intangibles include goodwill, acquired technology and other items, which are stated at their assigned value. Intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

Acquired technology	2 to 8 years
Non-competition agreements	3 to 4 years
Trademarks	5 to 10 years
Customer relationships	3 years
Customer contracts	1 to 5 years

The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairments of intangible assets have been identified during any of the periods presented.

x) Revenue recognition

The Company recognizes revenue from the sale of product and software licenses when delivery has occurred based on purchase orders, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

xi) Foreign currency translation

All of the subsidiary companies are considered integrated subsidiaries for consolidation purposes. Integrated subsidiaries monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period. Translation exchange gains or losses of integrated subsidiaries are reflected in net earnings and disclosed in Note 12.

xii) Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes as provided under the Canadian accounting standards. Under the liability method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net future tax assets or a portion thereof will be realized.

xiii) Investment tax credits

Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be realized.

xiv) Lease inducements

Lease inducements represent leasehold improvements paid for by the landlord and the value of rent-free periods. Lease inducements are amortized on a straight-line basis over the periods of the leases and the amortization is recorded as a reduction of rent expense.

xv) Product development costs

The Company expenses research costs when they are incurred. Software development costs are expensed as incurred unless they meet the criteria for deferral and amortization required by generally accepted accounting principles. Development costs incurred prior to the establishment of technological feasibility are expensed, as they do not meet the criteria. Capitalized costs are amortized on a straight-line basis over the remaining economic life of the related product, not exceeding two years. The Company reassesses the relevant criteria for deferral and amortization at each reporting date. There have been no costs capitalized and amortized for the periods presented.

xvi) Derivatives

The Company's net earnings and cash flows may be negatively impacted by fluctuating foreign exchange rates. To effectively manage this risk, the Company may enter into foreign currency swaps. The Company applies the recommendations of AcG 13 "Hedging Relationships." Pursuant to this accounting guideline, for a derivative designated as an accounting hedge, the effective portions of the changes in the fair value of the derivative are not recorded and are only recognized in net earnings (loss) when the hedged item affects net earnings (loss). Ineffective portions of changes in the fair value of the hedge are recognized in net earnings (loss). If the derivative used is not designated as an accounting hedge relationship or if it becomes ineffective, changes in fair value of the derivative are recognized in net earnings (loss). During the year ended September 30, 2004, the Company did not enter into any short-term derivative contracts. During the year ended September 30, 2003, the Company entered into minor short-term derivative contracts. As at September 30, 2004 and 2003 there were no outstanding derivative instruments.

xvii) Stock options

The Company has a stock-based compensation plan as described in Note 8. Options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. The standard encouraged the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, has included the required pro forma disclosure as if this method had been applied for options granted from October 1, 2002 onward. The Company continued to account for employee stock options by measuring the compensation cost as the excess, if any, of the market price of the common shares at the date of the grant over the granted price of the option.

Beginning October 1, 2004 the Company will adopt the recommendations of the revised Section 3870 that requires the adoption of a fair value based method for stock-based compensation for fiscal years beginning on or after January 1, 2004.

Had the Company applied a fair value based method which recognizes the fair values of the stock options granted as compensation cost amortized on a striaht-line basis over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below:

	2004	2003
Net income – reported	$ 4,765	$ 5,378
Stock-based compensation expense	(1,523)	(637)
Net income – pro forma	$ 3,242	$ 4,741
Basic earnings per share – reported	$ 0.27	$ 0.30
Diluted earnings per share – reported	$ 0.27	$ 0.30
Basic earnings per share – pro forma	$ 0.18	$ 0.27
Diluted earnings per share – pro forma	$ 0.18	$ 0.26

The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair value of the stock options used to compute the pro forma net income and earnings per share was the estimated fair value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Expected dividend	0.0%	0.0%
Expected volatility	41.8%	42.4%
Risk-free interest rate	4.0%	4.0%
Expected option life in years	4	4
Weighted average stock option fair value per option granted	$ 8.46	$ 7.91

xviii) Guarantees

The Company follows the guideline issued by the CICA, Accounting Guideline 14 ("AcG 14"), "Disclosure of Guarantees," which is effective for interim and annual financial statements beginning on or after January 1, 2003. AcG 14 provides assistance regarding the identification of guarantees and requires a guarantor to disclose significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. The Company has disclosed the information required under AcG 14 in Note 14 to the financial statements.

xix) Asset Retirement Obligations

In January 2004, the CICA issued Handbook Section 3110 ("Section 3110"), "Asset Retirement Obligations." Section 3110 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the fair value of the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is also recorded and depreciated over the useful life of the asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value. The standard is effective for fiscal years beginning on or after January 1, 2004 with earlier application encouraged. Adopting the provisions of Section 3110 as of October 1, 2003 did not have a material impact on the Company's financial condition or results of its operations.

xx) Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as allowance for doubtful accounts, asset valuations, impairment assessments, income taxes, employee benefits, purchase price allocations, restructuring and other provisions, and contingencies.

2. ACQUISITIONS

Fiscal 2004

There were no acquisitions during the year ended September 30, 2004, however there was contingent consideration paid on behalf of the fiscal 2003 acquisitions as noted below.

Fiscal 2003

The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the acquisitions in the fiscal year 2003:

	LegalKEY	Dispro/Key Automation	Kramer Lee	Valid	Diamond Head	Total
Current assets	$ 2,998	$ 3,490	$ 1,624	$ 1,140	$ -	$ 9,252
Fixed assets	178	206	1,191	370	-	1,945
Liabilities	(2,108)	(2,377)	(4,098)	(6,740)	-	(15,323)
Future income taxes	(1,570)	(1,187)	(1,489)	(5,868)	-	(10,114)
Intangibles						
Acquired technology	3,033	2,486	1,369	16,888	-	23,776
Non-competition agreements	599	905	2,597	2,204	-	6,305
Trademarks	295	-	-	-	-	295
Customer relationships	-	-	568	-	-	568
Customer contracts	-	-	428	470	-	898
Goodwill	1,198	5,827	3,941	9,251	2,100	22,317
	$ 4,623	$ 9,350	$ 6,131	$ 17,715	$ 2,100	$ 39,919
Consideration given:						
Cash paid	$ 4,400	$ 9,074	$ 5,785	$ 15,778	$ 2,100	$ 37,137
Transaction costs	169	227	248	806	-	1,450
Integration costs	54	49	98	300	-	501
Retention money	-	-	-	831	-	831
	$ 4,623	$ 9,350	$ 6,131	$ 17,715	$ 2,100	$ 39,919
Contingent consideration paid in 2004:	$ 810	$ -	$ -	$ 3,722	$ -	$ 4,532

The acquisitions were accounted for as purchase transactions in accordance with Handbook Section 1581 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets, the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology.

The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

Acquired technology	5 years
Non-competition agreements	3 years
Trademarks	5 years
Customer relationships	3 years
Customer contracts	1 year

Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

The results of operations of the acquired entities have been included in the Company's financial statements subsequent to the dates of acquisition.

Legal Key Technologies, Inc.

On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY").

LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

Under the terms of the acquisition, the Company paid cash of $4,400 for LegalKEY. In addition, during fiscal 2004 the Company made a contingent payment of $810 based on the agreed upon financial performance in calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $800 subject to interest accrued annually at 1.5 % based on the agreed upon financial performance in calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $223 as a result of this acquisition.

Key Automation Nederland B.V. and its affiliate Dispro B.V

On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation").

Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. Dispro/Key Automation were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

Under the terms of the acquisition, the Company paid cash of $9,074 for Dispro/Key Automation. The Company incurred direct transaction and integration costs of $276 as a result of this acquisition.

Kramer Lee & Associates

On June 26, 2003, the Company acquired 100% of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee").

Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies.

Under the terms of the acquisition, the Company paid cash of $5,785 for Kramer Lee. In addition, the Company may be required to make the remaining contingent payment, in cash, to Kramer Lee of up to $367 (200 GBP), based on the agreed upon financial performance subsequent to the acquisition. Any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $346 for this acquisition.

Valid Information Systems Limited

On July 1, 2003, the Company acquired 100% of the issued and outstanding shares of Valid Information Systems Limited ("Valid").

Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom.

Under the terms of the acquisition, the Company paid cash of $15,778 towards the purchase price of $16,609 (10,000 GBP). The remaining amount of $831 is payable 30 months from the date of acquisition and is shown under other long-term liabilities (see Note 7). In addition, during fiscal 2004 the Company made a contingent payment of $3,722 (2,000 GBP) based on the agreed upon financial performance in calendar year 2004, and may be required to make a further contingent payment, in cash, of up to $11,464 (6,250 GBP) based on the agreed upon financial performance of Valid in the fiscal year of 2005. This and any future contingent payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $1,106 as a result of this acquisition.

Diamond Head Software, Inc.

During fiscal 2000, the Company acquired certain assets of Diamond Head Software, Inc. ("Diamond Head"). The asset purchase agreement included contingent consideration based on the revenue or income of certain products to be earned over a period of 3 years from the acquisition date. During fiscal 2003, the Company made a one-time payment of $2,100 in relation to this contingent consideration.

Integration Costs

The following table provides a summary of the integration costs relating to the 2003 acquisitions:

	Employee Costs	Other	Total
Integration costs on acquisition	$ 335	$ 166	$ 501
Amounts incurred in 2003	(78)	(39)	(117)
Balance September 30, 2003	257	127	384
Amounts incurred in 2004	(257)	(127)	(384)
Balance September 30, 2004	$ -	$ -	$ -

3. CASH AND SHORT-TERM INVESTMENTS

Cash and cash equivalents includes highly liquid investments having an original term to maturity of 90 days or less.

As at September 30, 2004 the Company had $4,943 (2003 – $9,425) in short-term investments having an original term to maturity of greater than 90 days. Short-term investments were invested primarily in commercial paper and money market funds, none of which had a maturity date greater than six months. The market value of these investments approximated cost. There were no sales of short-term investments during the year.

4. FIXED ASSETS

			2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land and buildings	**$ 4,984**	**$ 1,334**	**$ 3,650**	$ 4,742	$ 1,076	$ 3,666
Laboratory equipment	**40,198**	**32,516**	**7,682**	37,092	29,576	7,516
Furniture and fixtures	**8,898**	**8,107**	**791**	8,715	7,578	1,137
Leasehold improvements	**3,808**	**2,607**	**1,201**	3,676	2,371	1,305
	$ 57,888	**$ 44,564**	**$ 13,324**	$ 54,225	$ 40,601	$ 13,624

5. INTANGIBLES

	2004			2003		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Acquired technology	**$ 156,588**	**$ 112,133**	**$ 44,455**	$ 156,588	$ 93,752	$ 62,836
Other intangibles	**50,666**	**35,319**	**15,347**	50,666	27,811	22,855
Total subject to amortization	**207,254**	**147,452**	**59,802**	207,254	121,563	85,691
Goodwill	**128,480**	**50,378**	**78,102**	123,948	50,378	73,570
	$ 335,734	**$ 197,830**	**$ 137,904**	$ 331,202	$ 171,941	$ 159,261

The following table provides a summary of goodwill:

	Total
Balance as at October 1, 2002	$ 101,631
Additions during the year due to:	
Acquisitions *(Note 2)*	20,217
Contingent consideration *(Note 2)*	2,100
Balance as at September 30, 2003	123,948
Additions during the year due to:	
Contingent consideration *(Note 2)*	4,532
Balance as at September 30, 2004	$ 128,480

The estimated amortization of the intangibles for the next five years and thereafter is as follows:

2005	$ 21,268
2006	17,935
2007	13,376
2008	5,512
2009	1,711
	$ 59,802

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
Accounts payable – trade	$ 8,420	$ 11,062
Accruals:		
Trade payables	5,859	8,671
Payroll related	6,054	6,455
Acquisition related	-	1,705
Other	61	470
	$ 20,394	$ 28,363

7. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consists of the following:

	2004	2003
Lease inducements	$ 255	$ 362
Retention money on Valid acquisition *(Note 2)*	831	831
Long-term debt, described below, is comprised of:		
Capital lease obligations	164	384
Overdraft facility	-	187
Term loans	-	874
Mortgage	-	785
	1,250	3,423
Less: amounts due within one year	212	965
	$ 1,038	$ 2,458

Capital lease obligations are comprised of various leases for automobiles, bearing interest from 10.0% to 15.0% per annum, repayable in monthly installments of principal and interest totaling $10, expiring over the next one to two years, and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during fiscal 2003, and were fully repaid during in the year.

During the year ended September 30, 2004, interest expense on long-term debt was $30 (2003 – $48).

The following repayment schedule is for the long-term debt portion of other long-term liabilities:

2005	$ 104
2006	60
	$ 164

8. SHARE CAPITAL

Authorized

Unlimited number of common shares, no par value.

Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

Issued and Outstanding

	Common Shares	
	Issued	$
Balance as at September 30, 2002	18,307,438	$ 208,137
Shares repurchased and cancelled	(816,400)	(9,289)
Stock options exercised during fiscal 2003 under the ESOP	53,915	905
Balance as at September 30, 2003	17,544,953	199,753
Shares repurchased and cancelled	(215,300)	(2,459)
Stock options exercised during fiscal 2004 under the ESOP	118,626	2,240
Balance as at September 30, 2004	17,448,279	$ 199,534

Share Issuances

During the year, 118,626 common shares were issued pursuant to the Employee Stock Option Plan for proceeds of $2,240 (2003 – 53,915 for $905).

Share Repurchase Program

On November 13, 2003, the Company received approval to commence a normal course issuer bid ("2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and is to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

During the year ended September 30, 2004, the Company repurchased and cancelled 215,300 shares under the 2004 Bid at an average price of $21.92 per share for a total consideration of $4,718, which was applied to reduce share capital and retained earnings by $2,459 and $2,259, respectively.

On October 24, 2002 the Company received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The bid commenced on October 29, 2002 and was to terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the Bid. The Bid terminated on October 28, 2003 and the total number of shares repurchased and subsequently cancelled was 816,400.

During the year ended September 30, 2003, the Company repurchased and cancelled 816,400 shares under the Bid at an average price of $19.09 per share for a total consideration of $15,582, which was applied to reduce share capital and retained earnings by $9,289 and $6,293, respectively.

Employee Stock Option Plan

The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23, 2001). This plan replaced the 1993 Employee Stock Option Plan, which had been in effect since July 1993. Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue under the ESOP. At September 30, 2004, 5,286,596 common shares were reserved for issuance under the ESOP.

One third of such options become exercisable on each of the three anniversaries after the respective date of grant. Options are exercisable for six years after their date of grant.

The following table is a summary of stock options granted, exercised and cancelled in the last two years:

	Number of Options	Range of Exercise Prices *	Weighted Average Exercise Price *
Outstanding as at October 1, 2002	2,798,012	$ 17.24 – $ 52.29	$ 34.83
Granted	465,950	17.61 – 25.68	19.96
Exercised	(53,915)	17.24 – 22.34	19.76
Cancelled	(274,731)	17.24 – 52.39	35.54
Outstanding as at September 30, 2003	2,935,316	17.24 – 52.29	26.24
Granted	335,050	20.95 – 23.91	22.25
Exercised	(118,626)	17.24 – 25.26	18.66
Cancelled	(512,499)	17.24 – 52.29	31.33
Outstanding as at September 30, 2004	2,639,241	$ 17.24 – $ 52.29	$ 28.74

The following stock options have been granted and remain outstanding at September 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices*	Number of Options	Weighted Average Exercise Price*	Weighted Average Remaining Life in Years	Number of Options	Weighted Average Exercise Price*
$ 17.24 – $ 21.37	1,008,703	$ 19.29	3.6	585,314	$ 19.05
22.08 – 25.68	971,172	24.38	3.0	588,383	24.91
29.26 – 39.62	103,200	35.64	2.0	103,200	35.64
43.86 – 52.29	556,166	52.22	1.6	556,166	52.22
	2,639,241	$ 28.74	2.9	1,833,063	$ 31.93

* *The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars. This value has been converted to U.S. dollars based on the exchange rate on September 30, 2004.*

9. INCOME TAXES

The reconciliation of income taxes computed at the Canadian statutory tax rate to the Company's effective income tax rate is as follows:

		2004		2003
Income before income taxes	$	**15,516**	$	14,042
Combined basic Federal and Provincial income taxes at 36.25% (37.12% – 2003)	$	**5,625**	$	5,212
Increase (decrease) resulting from:				
Foreign rate differences		**460**		559
Non-deductible amortization of intangibles		**1,125**		1,568
Effects on future income taxes from increases in income tax rate		**2,354**		-
Non-deductible amounts		**2,175**		935
Other		**(988)**		390
Income tax expense	$	**10,751**	$	8,664

The income tax expense is made up of the following components:

		2004		2003
Current income tax expense	$	**18,292**	$	14,583
Future tax (recovery) expense relating to:				
Temporary differences		**(9,895)**		(6,142)
Loss carry-forwards		**-**		223
Increase in income tax rate		**2,354**		-
Income tax expense	$	**10,751**	$	8,664

The Company's future tax assets and (liabilities) consisted of the following:

		2004		2003
Future tax assets				
Loss carry-forwards	$	**1,167**	$	1,195
Tax value of fixed assets in excess of net book value		**678**		1,737
Expenses not currently deductible for tax purposes		**6,755**		4,352
Share issue costs		**-**		203
		8,600		7,487
Future tax liabilities				
Net book value of identifiable intangible assets in excess of tax bases		**(22,503)**		(28,608)
Net book value of other assets in excess of tax values		**(273)**		(324)
		(22,776)		(28,932)
Future income taxes	$	**(14,176)**	$	(21,445)

As of September 30, 2004, the Company has tax losses of approximately $45,177 available to reduce future years' income for tax purposes. These losses, shown by country of origin converted to U.S. dollars, expire as follows:

	Australia	Canada	Germany	France	Italy	Japan	Singapore	United Kingdom	U.S.A.	Total
2005	$ -	$ -	$ -	$ -	$ -	$ 1,181	$ -	$ -	$ -	$ 1,181
2006	-	-	-	-	-	989	-	-	-	989
2007	-	2,715	-	-	-	-	-	-	-	2,715
2008	-	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	968	-	-	-	968
2010	-	-	-	-	-	354	-	-	1,109	1,463
2011	-	-	-	-	-	134	-	-	250	384
Indefinite	662	-	7,212	12,663	1,345	-	669	14,926	-	37,477
	$ 662	$ 2,715	$ 7,212	$ 12,663	$ 1,345	$ 3,626	$ 669	$ 14,926	$ 1,359	$ 45,177

The Company has carried forward to future periods scientific research and development expenditures of approximately $46,000 for Canadian federal tax purposes and $40,000 for Ontario provincial tax purposes. There is no expiry period applicable to these amounts. In addition, the Company has carried forward Canadian federal scientific research and development tax credits of $7,380 that expire in 2011 and 2012 in the amounts of $3,668 and $3,712, respectively.

10. EARNINGS PER COMMON SHARE

Basic earnings per share have been calculated based on the weighted average number of common shares without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of shares plus dilutive common share equivalents outstanding which, in the Company's case, consist entirely of stock options.

The following is a reconciliation of shares used in the calculation:

(thousands of shares)	**2004**	2003
Weighted average number of basic shares outstanding	**17,556**	17,816
Incremental shares to be issued if stock options "in the money" are exercised	**164**	112
Weighted average number of diluted shares outstanding	**17,720**	17,928

For the year ended September 30, 2004, 1,934,209 options (2003 – 1,899,930) to purchase shares were excluded in the diluted share calculation because they were anti-dilutive for earnings per share purposes.

11. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into agreements related to operating leases for premises, automobiles and equipment requiring payments as follows:

2005	$	6,871
2006		5,329
2007		3,920
2008		3,312
2009		2,854
Thereafter		3,354
	$	25,640

Product Warranties

The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the year ended September 30, 2004.

Contingent Payments

During fiscal 2003, the Company acquired various subsidiaries (Note 2) and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $12,631.

Other Contingencies

The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

12. FINANCIAL INSTRUMENTS

Off-balance sheet risk

The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at September 30, 2004, the Company had no foreign exchange contracts outstanding. For the year ended September 30, 2004 and 2003 the Company had net foreign exchange gains of $2,219 and $4,028, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

Concentration of credit risk

Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at September 30, 2004 were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at September 30, 2004 were invested primarily in commercial paper and money market funds.

The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

Fair value of financial instruments

The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, long-term debt, capital lease obligations, other liabilities, accounts payable and accruals approximate fair value due to their short-term nature.

13. SEGMENT INFORMATION

The Company operates and manages its businesses in one industry segment — the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise,™ and, (ii) Hummingbird Connectivity.™ Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

Sales by product line

	2004	2003
Hummingbird Connectivity	$ 70,029	$ 70,617
Hummingbird Enterprise	150,195	121,966
	$ 220,224	$ 192,583

Sales and long-lived assets by country of origin

September 30, 2004	U.S.A.	Canada	Europe	Asia Pacific	Consolidated
Sales	$ 108,223	$ 18,562	$ 87,033	$ 6,406	$ 220,224
Fixed and other assets	$ 1,899	$ 10,281	$ 3,909	$ 385	$ 16,474
Intangibles					137,904
Total long-lived assets					$ 154,378

September 30, 2003	U.S.A.	Canada	Europe	Asia Pacific	Consolidated
Sales	$ 101,741	$ 15,178	$ 69,267	$ 6,397	$ 192,583
Fixed and other assets	$ 2,307	$ 10,486	$ 3,880	$ 424	$ 17,097
Intangibles					159,261
Total long-lived assets					$ 176,358

It is not practicable to allocate intangibles by country of origin.

Geographical distribution of sales by customer location was approximately as follows:

	2004	2003
U.S.A.	$ 107,503	$ 100,529
Europe	87,036	69,237
Canada	13,703	10,051
Other	11,982	12,766
	$ 220,224	$ 192,583

14. GUARANTEES

The Company has no guarantees and indemnities and as such, has not recorded a liability for guarantees and indemnities in the accompanying consolidated balance sheet as at September 30, 2004.

15. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects applicable to the Company with those in the United States ("U.S. GAAP") during the periods presented except with respect to the following:

a) For Canadian GAAP, the acquisition of Andyne, on January 5, 1998, was accounted for by the purchase method. Under U.S. GAAP, it was accounted for using the pooling of interests' method. To effect the pooling of interests method of accounting under U.S. GAAP, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne.

b) Prior to year ends begnning on or after January 1, 2004 under Canadian GAAP, there was no requirement to record compensation on the issue of stock options to employees, consultants or directors. Under U.S. GAAP, compensation would be accrued at the date of granting of the options calculated as the difference between the market price and exercise price of the underlying common share at the date of the grant. This amount accrues over the periods of required service. For the years ended September 30, 2004 and 2003, all options were granted based upon then prevailing market prices and compensation related to stock options was nil. Additional paid in capital, a component of shareholders' equity, would be increased by $3,510 at September 30, 2004 and 2003 as a result of cumulative compensation relating to prior years.

c) In accordance with Canadian GAAP, the Company translated all historical figures, previously reported in Canadian dollars to September 30, 1996, to U.S. dollars at the rate in effect on September 30, 1996. Under U.S. GAAP, the translation method requires that all monetary amounts on the balance sheet be translated at the rate in effect on the balance sheet date, all non-monetary items at historic rates and all income statement items at the rate in effect on the date of the respective transaction. This resulted in a reduction of shareholders' equity due to cumulative translation adjustments of $930.

d) In accordance with Canadian GAAP, it is the Company's policy to capitalize and amortize the amounts representing acquired in-process research and development. Under U.S. GAAP, acquired in-process research and development is expensed net of the benefit of tax loss carryforwards at the time of the original accounting for the acquisition. For the years ended September 30, 2004 and 2003, acquired in-process research and development expensed under U.S. GAAP was $nil and 4,269, respectively.

   The difference in income tax expense is related to the above noted policy on in-process research and development expenditures.

e) The following table reconciles consolidated net income for the periods reported in the accompanying consolidated statements of income and retained earnings with that which would have been reported had the consolidated financial statements been presented in accordance with U.S. GAAP:

	2004	2003
Net income	$ **4,765**	$ 5,378
Adjustments:		
Amortization of intangibles	**2,997**	3,940
In-process research and development	-	(4,269)
Income tax recovery	**(891)**	(1,329)
Net income in conformity with U.S. GAAP	$ **6,871**	$ 3,720
Basic earnings per common share under U.S. GAAP	$ **0.39**	$ 0.21
Diluted earnings per common share under U.S. GAAP	$ **0.39**	$ 0.21

Basic earnings per common share is determined using the weighted average number of shares outstanding during the years. Diluted earnings per common share reflect the dilutive effects of the common share options outstanding at the end of the periods.

f) The following table indicates the items in the balance sheet that would be affected had the financial statements been prepared in accordance with U.S. GAAP. The amounts would be as follows:

	2004	2003
Intangibles	$ **157,784**	$ 176,144
Deferred income tax liabilities	**11,398**	17,776
Share capital	**164,521**	164,307
Additional paid-in capital	**3,510**	3,510
Retained earnings	**98,819**	94,640
Accumulated other comprehensive loss (cumulative translation adjustments)	**(930)**	(930)

Board of Directors

Fred Sorkin[3]
Chairman of the Board

Alan Barry Litwin
Corporate Director

John T. McLennan[2]
Independent Director

Andrew J. Malik[3]
Managing Director, Lehman Brothers Inc.

Mark D. Spitzer[1]
Independent Director

Inder P.S. Duggal
Corporate Director

Jack Langer[1][2]
Independent Director

Stephen A. Crane[1][2][3]
Independent Director

Executive Officers

Fred Sorkin
Chairman of the Board

Alan Barry Litwin
President & Chief Executive Officer

Inder P.S. Duggal
Chief Financial Officer, Chief Controller, Secretary & Treasurer

Andrew Pery
Chief Marketing Officer & Senior Vice-President, Marketing

Fabrizio Mignini
Senior Vice-President, Sales

Julius DaCosta
Senior Vice-President, Sales

Tony Heywood
Senior Vice-President, EMEA

Vice Presidents

Bob Berkow

Eugene Cherny

Rodney Desmeules

Elias Diamantopoulos

Giovanni Evangelisti

Andrew Ewing

Mark Fagan

Leo Heffernan

Alp Hug

Heather Percy

Larry Rudolf

Michael Wayling

Registrars and Transfer Agents

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Chase Mellon
Shareholder Services LLC
[illegible] Broadway, 13th Floor
New York, New York 10271

Auditors

Deloitte & Touche LLP
Chartered Accountants
5140 Yonge Street, Suite 1700
Toronto, Ontario M2N 6L7

Legal Counsel

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Toronto Dominion Bank Tower
P.O. Box 20, Toronto Dominion Centre
Toronto, Ontario M5K 1N6

Skadden, Arps, Slates, Meagher & Flom
Suite 1820, North Tower
P.O. Box 189
Royal Bank Plaza
Toronto, Ontario M5J 2J4

Bankers

Scotiabank
44 King Street West
Toronto, Ontario M5H 1H1

Investor Relations

Hummingbird Ltd.
[illegible] Sparks Avenue
Toronto, Ontario M2H 2W1
Telephone: +1 416 496 2200
Facsimile: +1 416 496 2207
investors@hummingbird.com

Share Listing

NASDAQ — ("HUMC")
Toronto — ("HUM")

Annual Meeting

The Annual Meeting of Shareholders will be held on March 9, 2005 at [illegible] am, at the Hummingbird Centre for the Performing Arts, Toronto, Ontario, Canada.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee



Hummingbird®

nsforming Information into Intelligence™

orporate Headquarters

Avenue, Toronto, Ontario M2H 2W1 Canada

Canada/USA: 1 877 FLY HUMM (359 4866)

+1 416 496 2200

+1 416 496 2207

getinfo@hummingbird.com

information, visit www.hummingbird.com

Document 2



Transforming Information into Intelligence™



Winning in the Global Marketplace





ISO EFOIA Deal Managemen
Spatial Data Management >
> M&A Pitch Books Managem
Case Management > Critical Dates Ma

"As organizations become even more cost-conscious about their IT investments, the single-vendor solution for ECM becomes the most valuable option for managing the vast amounts of content used throughout the enterprise."

— **Doculabs, Functional Assessment of Hummingbird Enterprise™**



Winning in the competitive global marketplace requires agility to leverage content dispersed across your organization to enhance service delivery, improve efficiency, and reduce risk.

In the global information economy, organizations are leveraging technology to transform processes and the way they deal with other businesses and customers.

Content management systems that link information with people and business processes are essential for global organizations in the 21st century. Enterprise content such as e-mail, business documents, forms, filings, scanned invoices, legal contracts, and product specifications makes up 80% of information scattered across diverse applications and databases. Content lifecycle management technologies enable organizations to meet compliance requirements, improve service delivery, and build customer relationships.

Consolidation, intense competition, budget deficits and a tough economic climate are driving the adoption of integrated content management solutions that provide rapid return on investment (ROI) and seamless integration with existing technology investments.

Hummingbird is a leader in integrated Enterprise Content Management (ECM) as a platform for information visibility, compliance, best practices capture, service delivery, and risk mitigation.

Our technology solutions enable corporations, firms and governments to unlock the business value of content across the extended enterprise.

Agostini > Motorola > Alcatel > Saatchi & Saatchi > Lucent > Sprint > Verizon > Boeing > IMF > Proctor & Gamble > Inco > LG Electronics >
BMW > IBM > Intuit > De Agostini > Motorola > Alcatel > Saatchi & Saatchi > Lucent > Sprint > Verizon > Boeing > IMF > Proctor & Gamble >
Cincinnati > Wal-Mart > BMW > IBM > Intuit > De Agostini > Motorola > Alcatel > Saatchi & Saatchi > Lucent > Sprint > Verizon > Boeing > IMF
urbines > University of Cincinnati > Wal-Mart > BMW > IBM > Intuit > De Agostini > Motorola > Alcatel > Saatchi & Saatchi > Lucent > Sprint >

"Over the past few years, Hummingbird has demonstrated thought leadership in integrating document management with other technologies. The ECM portfolio supported in Hummingbird Enterprise includes portal, search, taxonomy, business intelligence, document management, records management and collaboration software. Hummingbird is also attempting to bridge the gap between structured and unstructured data by leveraging its business intelligence capabilities to provide enhanced query and reporting."

— Giga Information Group



Hummingbird builds software solutions to access, manage, protect, extract, analyze, exchange and archive business content and transactional data across the extended enterprise from anywhere in the world.

Hummingbird Enterprise™

Global 2000 corporations and governments worldwide are facing the challenge of controlling the flux of electronic information to provide 24x7 service delivery, drive revenue, assure compliance, and streamline efficiency. Hummingbird Enterprise provides an integrated platform for enterprise content management (ECM) and business analytics, offering global organizations solutions to manage business interaction information such as documents, records, virtual deal room discussions, e-mail or financial data – linking business processes, information and people.

Hummingbird Enterprise addresses the business challenge of process-centric enterprise content management. The integrated suite provides higher content integrity and control, faster deployment, streamlined maintenance, and guaranteed interoperability.

> Content Management > Records Management > Knowledge Management
> Workflow Collaboration > Mobility > Query & Reporting > Data Integration


Capture/Create
Manage/Review
Business Process
Store/Preserve
Distribute/Publish

Bank > Bank of New York > Blue Cross Blue Shield > BN... > Citibank ... w York > American ...
...eld > BNP Paribas > Citibank > Credit Suisse First ... > Dresdner ... Loan Bank of New ... er-American Bank > Deu...
...t Suisse First Boston > Dresdner Bank > Federal Home Loan Bank of New York > ... an Stock Exchange > Inter-Americ... > Deutsche ... Schwab > Ch...
> Federal Home Loan Bank of New York > American Stock Exchange > Inter-American Bank > Deutsche Bank > Charles Schwa... Group of ...

"The deployment of Hummingbird's software saves Schwab time, money, and enables brokers to run the same Windows applications as the clients they work with daily."

— **Don Hillery, Lead Systems Administrator, Charles Schwab**

True business value should build on your existing technology investments — rethinking your system, rather than reinventing it. Hummingbird Connectivity offers flexible, scalable, and reliable solutions that connect powerful revenue generating applications across your enterprise.

Hummingbird Connectivity™

Achieving state-of-the-art system operations while carefully controlling your budget sometimes appears an insurmountable challenge in today's fast-paced economy. Most enterprise mission critical data and applications still rely on UNIX or Mainframe infrastructures. For many IT professionals, integrating heterogeneous legacy environments with modern Windows desktops represents a technical and financial puzzle.

With an intense focus on return on investment (ROI) and total cost of ownership (TCO), Hummingbird Connectivity offers a new approach to "value" geared to the reality of present-day IT budgets.

Fortune 500 companies and government have significant investments in enterprise applications in host environments such as UNIX, AS/400 and mainframes. Customers like Morgan Stanley, Boeing, IBM, and NASA rely on Hummingbird Connectivity to access and unlock the business value of these business-critical applications.

> X-Window > NFS > Host Access > Security

(GAO) > District of North Vancouver > Office of the Secreta ... istration > Canadian Federal Government > US Library of Congress > State of O...
n Administration > Canadian Federal Government > US Library of Congress ... te of Washington > US Department of Energy > US Navy > NASA > US Internal ...
on > State of Washington > US Department of Energy > US Navy > NASA ... vice > US Air Force HQ > General Accounting Office (GAO) > District of North Va...
enue Service > US Air Force HQ > General Accounting Office (GAO) > ... Office of the Secretary of Defense > Federal Aviation Administration > Canadian

"Building on our RDIMS implementation and utilizing our foundation of functionality, we created a single integrated system to manage all electronic documents, including correspondence, on a single, uniform platform that tracks document centric processes, and employs common business rules for records and document control. The Hummingbird integrated system enhances the efficiency of the records management function and provides important additional functions such as routing audit trails, improved security, and ensures compliance with Federal legislation and Government Policy."

— **Dan Larocque, Former Assistant Director, Information Management Utilities**
Agriculture and Agri-Food Canada



> **Government** Standards Compliance Solutions

Accountability. Compliance. Budget shortfalls. Governments at all levels are transforming the way they serve citizens and businesses by using technology to streamline organizational efficiencies and public service delivery.

Governments process and maintain terabytes of mission-critical content dispersed across various agencies and departments in disparate databases, platforms and applications. Leveraging this information to improve internal efficiencies and service delivery to constituents is imperative.

Hummingbird is a strategic partner for government, providing a platform for building citizen trust and the infrastructure to support e-government and compliance initiatives.

Hummingbird Enterprise solutions bring governments closer to people by providing a secure platform for consolidating, managing, exchanging or disclosing to the public information such as records, e-mail, filings, land surveys, council minutes or by-laws.

Hummingbird Connectivity leverages investments in administrative and scientific computing as part of the integrated Windows desktop environment (IDE) providing access to host applications.

n, Arps, Slate, Meagher & Flom > Baker & McKenzie > Allen & Overy > Akin, Gump, Strauss, Hauer & Feld > Shearman & Sterling > Sullivan & Cromwell > Howrey Simon Arnold & Whit
& McKenzie > Allen & Overy > Akin, Gump, Strauss, Hauer & Feld > Shearman & Sterling > Sullivan & Cromwell > Howrey Simon Arnold & White > Kirkpatrick & Lockhart > McCarthy T
Gump, Strauss, Hauer & Feld > Shearman & Sterling > Sullivan & Cromwell > Howrey Simon Arnold & White > Kirkpatrick & Lockhart > McCarthy Tétrault > European Court of Human Rig
& Sterling > Sullivan & Cromwell > Howrey Simon Arnold & Wh... rt > McCarthy Tétrault > European Court of Human Rights > Cuatrecasas > Jenner & Block > G

"As a global practice, it is not uncommon for us to staff trials or complex antitrust matters with teams working throughout the US, Europe and recently Asia. Hummingbird Enterprise allows us to break down geographical barriers, enabling our teams to easily access and share work more effectively, improving internal processes and customer relationships."

— Robert Koenen, Chief Operating Officer, Howrey Simon Arnold & White



Consolidation. Competition. Globalization. Law firms face the challenge of leveraging technology to deepen client relationships in a rapidly changing legal industry, where clients demand 24x7 access.

The 21st century practice of law requires a technology platform to support the firm-wide visibility into the flow of information and matter progress across geographic boundaries within a secure environment.

Hummingbird provides integrated practice management solutions enabling lawyers, clients and in-house counsel to access firm expertise anytime from anywhere, capture best practices, share knowledge, and streamline business processes.

Hummingbird Enterprise provides a matter-centric environment framework for lawyers and clients to securely access and work on information, precedents, cases and billings. In today's economy, law firms have high expectations for their IT investments. Hummingbird is the leading vendor to Global 100, AmLaw 100 firms and Global 2000 corporate counsel.



"What users really like is having all information, regardless of media, at their fingertips. We search for a client and bring up not only the electronic documents for that client but also what paper records exist and where they are. It gives them one database to search for all of the information that supports their projects."

— Lynette Downing, Records Manager, HLB Tautges Redpath

> Financial Services

Deregulation. Risk. Volatility. Banks, brokerages and insurance companies are striving to increase wallet share, expand product offerings, limit operational risks and comply with increasingly tighter regulations.

Financial services companies worldwide are facing the challenge of managing information and risk in financial transactions and compliance processes while capitalizing on growth opportunities and a new range of services in fast-changing markets. Hummingbird enables financial services institutions to securely control information assets to leverage technology investments and maximize profitability.

Hummingbird Enterprise solutions address a diverse range of business needs in financial services, from data consolidation to anti-money laundering, to M&A pitch book management and auditing to litigation mitigation.

Hummingbird Connectivity solutions provide access to real-time market information on currency and stock markets, enabling traders to make virtually instantaneous trading decisions.

s (UK) > LegalKEY (USA) > Key Automation/DISPRO (Netherlands) > Kramer Lee & Associa[illegible]K) > KPM[illegible] City of Detroit > [illegible]oitte & Touche USA >
therlands) > Kramer Lee & Associates (UK) > KPMG > Clifford Chance > Howrey & Simon > [illegible] of Detroit [illegible] LLP > [illegible]e Ro[illegible] Bank of Scotland > Pre
hance > Howrey & Simon > City of Detroit > Deloitte & Touche USA > Burr & Foreman LLP > The Royal Ba[illegible] Scotland [illegible] Ca[illegible]ornia Edison > Certified G
he USA > Burr & Foreman LLP > The Royal Bank of Scotland > Pres[illegible] Gates & Ellis LLP > [illegible]uthern California Edison > Cert[illegible] Systems (

"The powerful e-mail management capabilities, indexing and search tools and web access will allow our staff to organize, find and distribute our intellectual property, when and where they need it, increasing efficiencies in servicing our global client base."

— Craig Courter, Chief Technology Officer, Baker & McKenzie



Rapidly evolving technology and intense global competition mean that companies must be smarter and more agile than ever before. Success comes from innovation in core areas that drive profitability.

Silos of disconnected information and operations create huge obstacles to fast, effective decision making. New regulations require higher levels of access to specific information. Hummingbird technologies are a key component of the overall success and compliance strategy of companies in regulated industries and publicly traded companies.

Single Access to Location Data and Business Content

"We purchased Hummingbird Enterprise™ for ESRI because we are confident that it will provide the District with a secure, flexible infrastructure to search, manage and access documents and data from either the GIS or from the Hummingbird document management system. With the Hummingbird solution, we expect an enhanced level of service to our internal users."
— Patricia Garcia, GIS/Mapping Tech. III, Valley Center Municipal Water District

Remote Workforce Knowledge Capture

"With a geographically dispersed workforce, many of our internal engineers and outside consultants often have to access our enterprise resources and work product from remote sites. We needed to find a way to control information being received from outside in addition to managing e-mail and capturing and retaining knowledge. After an extensive vendor evaluation process, we chose Hummingbird Enterprise for its flexible, open architecture at the lowest total cost of ownership." *— John Hills, Director, Inco Ltd.*

Geographic Information Incorporated in Content Management

"Prior to deploying Hummingbird Enterprise for ESRI, the geographic data associated with information in the GIS was manually stored in filing systems. Employees as well as residents and other members of the public found it difficult, if not impossible, to access records that corresponded with information in the GIS. We needed document management software that included imaging, optical character recognition, records management, security and version control, and would integrate with our existing ArcIMS software, our web-based GIS." *— Tom Friar, Head Director, Electrical & Electronic Services, NCWCD*

tions > Accutrac > ACEA > Activation > Active e-Solutions > ADAPSYS > ... anced Personal Computers >
ologies > AR Consulting > Arete > ArFlex Corporation > ASAP Software Express > ... S - Advanced Technology So
> BIC Systems > BISYS > Bowne Business Solutions > breid > Bridgeway ... Business ... al > BusinessSoft > C Consu
chnologies > Comicrom > Comline Systems > Com... > Computer Law Systems ... mputer2000 > Concerta Co ... EDIN > Contesto AS > Cor
amaxx Enterprise Intelligence > Da... Technology > DELL ... INFORMATICA > De ... q > Densan Consultants
erarbeitung > ELLE EMME DATA > E... Digital Office > ... > Equitr ... > EUSTEMA > Ex-Cel Solu
ers > H STUDY > HandySoft > HonBlue > ... > I-CON ... vision Technologies ... Solutions > ii3 > IKON
ns > Inrange Global Consulting > Intech Pu... Intech ... INTERWEB > Interwork Technologies > INTESIS >
ledge Partners > Kofax Image Products > KPMG > Kraft Kennedy ... ons > ... oupe BusCom / MKS > Legal Mac Pac > Levit & Jame
l Consultants > MCX > Medesys Tecnologia de Información > ... Miklos Systems > Mikropo Computer > Miranda Partner > MJM S
n > Non-linear Creations > Notable Solutions > NT Systems ... mTool > Open Software Technology > Opentech > Optima
cture > PT Integrasi > PT. Berca Hardayaperkasa > Pulsar ... > Relational Technology International > SAIC > Satyam Comp
tware Engineering Center > Software House International > ... Spectrum ... picer > SQL View > SRA International > SRC > STG > STI - Soluçã
NOS Consultores > Tech-Tonics Group > Tecniequipos > ... ieto/Enator Technology > Timesoft > Hansco > TPT > TRAC Records
> Wang France > Web Group > Wertheim > Whitehill ... > WM-data Cross Industry Solutions > WordTech Business Systems
ystems > Advanced Personal Computers > Advanced Solutions ... conet > Alphawest > Alternative Solutions > AMH Communications
ORIGIN > ATS - Advanced Technology Solutions > Auto-Docs > ... ware > AZERTIA > Baker Robbins & Company > B... Technology
ies International > BusinessSoft > C Consulting > Cad-Capture Limited > ... N S.P.A > Cap Gemini Ernst en Young Nederland ... ptaris > Car
onsulting > CONSEDIN > Contesto AS > Coredge Software > Corpsoft > Corridor Consulting > Cosmos Software > Cryptocard > CSC > CSC Ploenzke > Cubic Transportation ... ek Enginee
ogic > Delteq > Densan Consultants > DESS > Digital Systems Limited > Digital... > Disoft Solutions > DocFlow > DocMan Technology > DocuLex > Documens ... ent Strate
rac > ETNOTEAM > EUSTEMA > Ex-Cel Solutions > Executive Assistance Integrat... > Farragut Systems > FAST Search & Transfer > Fujitsu Siemens Com... General
chnologies > IHS Solutions > ii3 > IKON Office Solutions > Illuminat > Imagefast > IMAGE... > Imageware Switzerland > Imageware Turkey > Imvec > India Software Group ... INFO L
EB > Interwork Technologies > INTESIS > Intralatina > IOCore > Iodata > IRCE > ISET INFORMATICA > Issos Enterprises > IT-Systeam > Jamaica Microfil > Jehrene International ... UTION
usCom / MKS > Legal Mac Pac > Levit & James > LGS > Liquent > LiveWire Technologies > Logan Bay (Europe) > Logic > LogicaCMG > Logix Microsystems > Lynx Computer Technologies >
Mikropo Computer > Miranda Partner > MJM Solutions > MODEL Technologies > Moneo > MSB Software > MT&T > Muu Consulting > N.A.M. Enterprises > NCR Norway > NCR/Teradata F
oftware Technology > Opentech > Optimas > PacSol > Payne Consulting Group > PDV Systeme > Perfect Access Speer > POLIMATICA > Politec Informatica > Portal Technology >
hnology International > SAIC > Satyam Computer Services > SaveIT > SCC > Schleupen > Schlumberger > Sema > Scomagg > SCS Computer Systems > SEDA > Singapore Compute
nternational > SRC > STG > STI - Solução de Tecnologia da Informação > Strategy Consultors > Stratika > SV Technology ... seca > Systech Solutions > Systems & Software Consulting
imesoft > Hansco > TPT > TRAC Records > Traen Informationsystemer > Traveling Coaches > TRRS Imaging > Trustmark Solutions > Ultimus > UNI > Unidirect > Union Square Technology
lutions > WordTech Business Systems > Workshare > Xelion > Xerox > Yess World > Yoshitec > Your Ideas > 5 EMME INFORMATICA > > 5280 Solutions > Accutrac > ACEA > Activation > Act
olutions > AMH Communications > AMPEG Technologie und Computer Service > Antares Development > Antivirus > Applied Software Technologies > AR Consulting > Arete > ArFlex Corpor
Company > Baltic Technology Group > Barowka & Bonura Engineers and Consultants > BEC Legal Systems > Bematek > Bianix Technology > BIC Systems > BISYS > Bowne Business Solutio
g Nederland V > Captaris > Cardinal Systems > CDIT > Centra Software > Cimmetry > Circle Software Group > CMG > Cognitive Technologies > Comicrom > Comline Systems > Commax > C
tion > Cybertek Engineering > Dalet-a.n.n. > Data.txt / Time Matters Software > DATAMAT > Datamatics Technologies > Datamaxx Enterprise Intelligence > Dataract > DataTrends Technolo
umens > Document Strategies > DTI > Easy Software > EBC Group > eCopy > Eden Technology > Elegrity > Elektronische Datenverarbeitung > ELLE EMME DATA > ELM Computers > ELO Dig
Computers > General Networks > Getronics > GFI Benelux > Gfi OiS > Ginfo > GM Group > Grupo Empressarial 3000 > GxP Partners > H STUDY > HandySoft > HonBlue > Hughes-Calihan
ware Group > Inex > INFO LINE > Informative Graphics > Ingedigit > Ingenieros Consultores Asociados > Innovative Technical Solutions > Inrange Global Consulting > Intech Puerto Rico > I
ternational > K SOLUTIONS > Keno Kozie Associates > KEY CONSULTANTS > Keyrus > KI Systems > Knowhow Consulting > Knowledge Partners > Kofax Image Products > KPMG > Kraft Ken
ter Technologies > M & H Enterprises > M&A CASE, Martinez de Arrendondo y Asociados > Matrix Logic > MAY Computer > MCI Consultants > MCX > Medesys Tecnologia de Información >
NCR/Teradata Finland > NeoSoft Technologies > Ness Technologies > Networks > Newgen Software > NexGen > Nocom > Non-linear Creations > Notable Solutions > NT Systems > NTS I
ogy > PowerPlus Australia > Printrak > Project Leadership Associates > Projek Design & Development > PSI Infrastructure > PT Integrasi > PT. Berca Hardayaperkasa > Pulsar Com > QIC Sol
Systems > Sixdion > SLAT IT-Consulting > Softchoice > SoftInterface > Softmart > SOFTWARE & SERVICES > Software Engineering Center > Software House International > Software Spectru
ing Group > TAO Systems > Tata Consultancy Services > Tata Infotech > TBA Systems > Technonet > TECHNOS Consultores > Tech-Tonics Group > Tecniequipos > Telvent Interactiva > TerraLi
hnology Group > Unisoftware > Unisys > URS > USU > Varcity > VEST > ViGlob > VisionAir > Vogal Informática > Wang France > Web Group > Wertheim > Whitehill Technologies > William
on > Active e-Solutions > ADAPSYS > Adaptive Solutions > ADV Document Systems > Advanced Data Systems > Advanced Personal Computers > Advanced Solutions > Affecto > Agilisys A

The Hummingbird Alliance Network takes this one step further by establishing an integrated set of programs that can offer value arising from a variety of business relationships. From global alliances to business and technology partnerships there is a wealth of opportunities for organizations to join forces with Hummingbird in the growing Enterprise Content Management market.

Business leaders globally have reached consensus regarding the value and importance of strategic alliances in the development of new business models, entering new markets, building competitive advantage and extending business value.

Through these broad business relationships, Hummingbird with our alliance partners will be able to fulfill key market development objectives. We value all of the relationships we create in the industry and welcome new partners to explore the opportunities an alliance with Hummingbird offers.

Microsoft

IBM



LexisNexis


EDS
eds.com


CGI


ESRI

> Hummingbird Customers

> Aerospace & Defense
- Astrium
- Boeing
- Lockheed Martin
- Northrop Grumman
- Northwest Airlines
- TRW

> Automotive
- BMW
- Daimler Chrysler
- Ford
- Land Rover

> Chemical, Oil & Gas
- BP Amoco
- Chevron
- Dow Chemical
- Dupont

> Education
- California State University
- Florida State University
- Ontario College of Teachers
- University of Cincinnati
- University of Glasgow
- University of Puerto Rico

> Energy & Utilities
- Alberta Energy and Utilities Board
- Alliance Pipeline
- Ameren UE
- California Public Utilities Commission
- Calpine Canada
- Canadian Association of Petroleum Producers
- Chevron
- Conoco
- Domtar
- ESVAL (Chile)
- Flint Hill Resources
- Florida Power
- Public Service Company of New Mexico
- Sempra Energy
- Snohomish County P.U.D.
- Southern California Edison
- Talisman Energy
- Terasen
- Texas Utilities
- True North Energy

> Financial Services
- Assante
- AXA Group
- Banco Bisel Argentina
- Banco Central de Chile
- Banco de la Nacion Argentina
- Banco de Lima
- Banco Sudameris Chile
- Bank of Bermuda
- Barclays Bank
- Battle River Credit Union
- Battlefords Credit Union
- BNP Paribas
- British Bankers Association
- Canaccord Capital
- Canadian Imperial Bank of Commerce
- Capital City Savings and Credit Union
- CGA Ontario
- Charles Schwab & Company
- Corporación Andina de Fomento
- Credit Suisse First Boston
- Deutsche Bank AG
- Friends Provident
- Hiscox
- HLB Tautges Redpath
- HSBC Midland
- Inter-American Bank
- Life of Jamaica
- Lloydminster Credit Union
- MBNA
- Merrill Lynch Europe
- Mutual Fund Dealer Association
- Nacional Financiera
- National Westminster Bank
- Northwestern Mutual Life
- Royal Bank of Canada
- Royal Bank of Scotland
- Securities and Exchange Commission
- Thomson Financial
- TSX Group
- UBS Warburg
- Vector Casa de Bolsa
- Woolwich Plc.

> Government
- California Department of Insurance
- Capital Region District, British Columbia
- City of Coquitlam
- City of Greenville
- City of Langley
- City of New Westminster
- City of Orlando
- City of Port Moody
- City of Red Deer
- City of Richmond
- City of San Antonio
- City of Toronto
- City of Vancouver
- City of Yellowknife
- Congress of Uruguay
- Cumbria Social Services (UK)
- Defense Intelligence Agency
- District of North Vancouver
- District of West Vancouver
- Emergency Measures Ontario
- Environmental Protection Agency
- Essex Police (UK)
- European Court of Human Rights
- Florida Department of Transportation
- GCHQ (UK)
- Gobierno del Estado de Veracruz (Mexico)
- Government of Canada
- Hampshire County Council (UK)
- Home Office (UK)
- Indian & Northern Affairs Canada
- International Monetary Fund
- Inland Revenue (UK)
- Instituto Costarricense de Electricidad (Costa Rica)
- International Aviation Organization
- Justice Technology Service (Ontario)
- Leicestershire County Council (UK)
- London Underground (UK)
- Metropolitan Police Service (UK)
- Ministerio de Mineria (Chile)
- Ministerio de Obras Publicas (Chile)
- Ministry of Defence (UK)
- Municipal District of Bonneville
- NASA
- New Brunswick Translation Board
- Nova Scotia Finance
- Nova Scotia Utility and Review Board
- Ontario Legislative Assembly
- Orange County
- Pitt County
- Port of Halifax
- Public Health Laboratory Service Board (UK)
- Regional Municipality of Waterloo
- Regional Municipality of York
- State of Georgia
- State of Indiana
- State of Maine DOT
- Tampa Port Authority
- The Federal Reserve Board (USA)
- The Insolvency Service (UK)
- The White House
- Town of Bonneville
- Town of Canmore
- Trinidad Government
- US Air Force HQ
- US Army

- US Department of Commerce
- US Department of Education
- US Department of Energy
- US Department of Justice
- US Department of State
- US Department of Treasury
- US General Accounting Office
- US Internal Revenue Service
- US Marine Corps
- US Navy
- Village of Skokie
- Utah Department of Transportation
- Washington State Legislature

> High Technology
- EDS
- Hewlett-Packard
- IBM
- Intuit
- Texas Instruments
- Xerox

> Legal Services
- Akin Gump Strauss Hauer & Feld LLP
- Aird & Berlis LLP
- Allen & Overy
- Alston & Bird LLP
- Altheimer & Gray
- Amster Rothstein & Ebenstein
- Arnall Golden & Gregory LLP
- Arnold Bloch Liebler
- Baker & McKenzie
- Borbolla y Asociados
- Borden Ladner Gervais LLP
- Boult Cummings Conners & Berry PLC
- Bowman & Brooke LLP
- Brown Rudnick Berlack Israels
- Brownstein Hyatt & Farber PC
- Cancio Nadal Rivera & Diaz
- Carey y Cia
- Carrington Coleman Sloman & Blumenthal LLP
- Carter Ledyard & Milburn LLP
- Claro y Cia
- Clifford Chance
- Corrs Chambers Westgarth
- Cuatrecasas
- Davis Polk & Wardwell
- Deloitte & Touche LLP
- Dickstein Shapiro Morin & Oshinsky LLP
- Fasken Martineau DuMoulin LLP
- Foley Hoag LLP
- Fowler Measle & Bell LLP
- Gallastegui y Lozano SC
- Goodell DeVries Leech & Dann, LLP
- Gowling Lafleur Henderson LLP
- Hanify & King
- Hennigan, Bennett & Dorman LLP
- Howrey Simon Arnold White LLP
- Jenner & Block
- Juaregui, Navarrete, Nader y Rojas
- Kirkpatrick & Lockhart LLP
- Leventhal Senter & Lerman PLLC
- MacLeod Dixon LLP
- McCarthy Tétrault LLP
- Morris Manning & Martin LLP
- Morrison & Foerster LLP
- Neal Gerber & Eisenberg LLP
- Ogilvy Renault
- Patterson Palmer Hunt Murphy
- Paul Hastings
- Perez Alati Grondona, Benites Arntsen & Martinez
- Pietrantoni Mendez & Alvarez
- Prieto y Cia
- Reed Smith Shaw & McClay LLP
- Ritch Heather y Mueller SC
- Sayles & Lidji PC
- Shearman & Sterling LLP
- Skadden, Arps, Slate Meagher & Flom LLP
- Sprenger & Lang PLLC
- Stikeman Elliott LLP
- Sullivan & Cromwell LLP
- Thompson Dorfman Sweatman
- Tozzini Freire Teixeira e Silva
- Tressler Soderstrom Maloney & Priess
- Vinge
- Vorys Sater Seymour & Pease LLP
- Weil Gotshal & Manges LLP
- William Fry Solicitors
- Williams Kastner & Gibbs PLLC
- Winston & Strawn

> Life Sciences & Healthcare
- Dryden Hospital
- Geisinger System Services
- GlaxoSmithKline
- Guidant
- Hill-Rom Cary
- Kaiser Permanente
- Ligand Pharmaceutical
- NOBEX
- Ontario Cancer Research

> Manufacturing
- ACCO
- Bush Hog
- Celulosa Arauco y Constitucion S.A.
- Chick-Fil-A
- Cia Minera Dona Ines De Collahuasi
- Cimentos Tupy
- Codelco
- General Electric
- KCC Group
- LG Electronics
- Magna
- PEMEX
- PPG Industries de Mexico
- Procter & Gamble
- Rohm and Haas
- Solar Turbines
- Transelec
- WEG Industria
- Westcast

> Media & Publishing
- De Agostini
- El Diario (Chile)
- La Nacion (Chile)
- Ramoji Film City
- Reuters
- Saatchi & Saatchi

> Retail
- 7-Eleven
- The Bay
- Loblaw
- Radio Shack
- Wal-Mart

> Telecommunications
- Alcatel
- AT & T
- Bell Canada
- Bell South
- British Telecom
- GTE
- Lucent
- Marconi Mobile
- Motorola
- Nortel Networks
- Puerto Rico Telephone
- Sprint
- Telecom Eirann
- Telecom Italia
- Telefonos de Mexico
- Verizon
- Vodafone



Hummingbird®

...nsforming Information into Intelligence™

...orporate Headquarters

...Sparks Avenue, Toronto, Ontario M2H 2W1 Canada

...ll free Canada/USA: 1 877 FLY HUMM (359 4866)

...l: +1 416 496 2200

...x: +1 416 496 2207

...mail: getinfo@hummingbird.com

...or more information, visit www.hummingbird.com

...> Invoice Authorizations > Spatial Data Management > Integrated Practice Support > Matter-Centric Portal > Case Management > Critical Dates Management > Records Man...

...sel Capital Accord (Basel II) > M&A Pitch Books Management > Virtual Deal Rooms > Corporate Compliance Correspondence Tracking > Section 508 > HIPAA > PIPEDA > E-Si...

...> Matter-Centric Portal > Case Management > Critical Dates Management > Records Management > E-mail Management > Gramm-Leach-Bliley Act > IMLA-FATA > OFAC > SEC...

...porate Compliance Correspondence Tracking > Section 508 > HIPAA > PIPEDA > E-Sign Act > GPEA > Claims Processing > Sarbanes-Oxley > Contract Management > Correspon...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.
(Registrant)

Date: February 14, 2005

By: 
(Signature)
Inder P.S. Duggal
Chief Financial Officer and
Chief Controller

50354.02-Toronto Server 1A - MSW